As filed with the Securities and Exchange Commission on September 10, 2001

Registration No. 333-65918

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OPTION CARE, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	36-3791193 (I.R.S. Employer Identification No.)

100 CORPORATE NORTH, SUITE 212 BANNOCKBURN, ILLINOIS 60015 (847) 615-1690 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)	RAJAT RAI
PRESIDENT AND CHIEF EXECUTIVE OFFICER
100 CORPORATE NORTH, SUITE 212
BANNOCKBURN, ILLINOIS 60015
(847) 615-1690
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of communications to:

MORRIS C. BROWN, ESQ.	DONALD J. MURRAY, ESQ.
GREENBERG TRAURIG, P.A.	DEWEY BALLANTINE LLP
777 S. FLAGLER DRIVE, SUITE 300 EAST	1301 AVENUE OF THE AMERICAS
WEST PALM BEACH, FLORIDA 33401	NEW YORK, NEW YORK 10019
(561) 650-7928	(212) 259-8000
(561) 655-6222 (FAX)	(212) 259-6333 (FAX)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state in which the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to completion	September 10, 2001

3,000,000 Shares

Common Stock

We are selling all of the 3,000,000 shares of common stock offered by this prospectus.

Our common stock is quoted on the Nasdaq National Market under the symbol "OPTN." On September 6, 2001, the last reported sales price of our common stock on the Nasdaq National Market was $15.11 per share.

Investing in our common stock involves a high degree of risk. See "Risk factors" beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discount and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 450,000 shares of common stock from the selling stockholder at the public offering price less the underwriting discount, to cover over-allotments, if any, within 30 days of the date of this prospectus.

The underwriters are offering the shares of our common stock as described in "Underwriting." Delivery of the shares will be made on or about             , 2001.

UBS Warburg
JPMorgan
Raymond James
Leerink Swann & Company

optioncare®

Local Pharmacy Locations - Franchised
Local Pharmacy Locations - Owned
Regional Specialty Pharmacy Locations

Local Pharmacy Locations—Franchised

ARIZONA
Prescott
CALIFORNIA
Bakersfield
Ceres
Compton
Fairfield
Redding
Reedley
Sacramento
San Rafael
FLORIDA
Fort Myers
Gainesville
Melbourne
Tallahassee
GEORGIA
Augusta
Brunswick
Camilla
Covington
Eastman
Gainesville
Macon
Milledgeville
Valdosta
Waycross
ILLINOIS
Aurora
Decatur
Galesburg
Moline
Peoria
Peru
Rockford
Sparta
Wheaton
INDIANA
Carmel
Columbus
Fort Wayne
Merrillville
Vincennes
IOWA
Burlington
Cedar Rapids
Des Moines
Hawarden
Ottumwa
KANSAS
Lenexa
KENTUCKY
Lexington
Owensboro
Paducah
Princeton
Radcliff
LOUISIANA
Lafayette
MARYLAND
Cumberland
MICHIGAN
Mt. Clemens
Saginaw
Troy
MINNESOTA
Alexandria
St. Cloud
MISSOURI
Cape Girardeau
NEW JERSEY
Shrewsbury
NEW YORK
Goshen
Scotia
Watertown
NEVADA
Las Vegas
Pharump
NORTH CAROLINA
Kinston
Morrisville
Oxford
Sallisbury
Wilmington
NORTH DAKOTA
Minot
OHIO
Coshocton
Mansfield
Maumee
Middleburg
North Canton
Youngstown
OKLAHOMA
Tulsa
PENNSYLVANIA
Clearfield
Dunmore
Kingston
Meadville
Muncy
Upper Darby
West Chester
SOUTH CAROLINA
Hilton Head Island
TENNESSEE
Lawrenceburg
Lebanon
TEXAS
Beaumont
VERMONT
Rutland
Winooski
VIRGINIA
Newport News
WASHINGTON
Spokane
WEST VIRGINIA
Bridgeport
Huntington
Parkersburg
S. Charleston

Local Pharmacy Locations—Owned

ARIZONA
Bullhead City
CALIFORNIA
Chico
Corona
Hemet
Thousand Oaks
Vista
COLORADO
Denver
Grand Junction
FLORIDA
Miami
St. Petersburg
ILLINOIS
Lake Zurich
MARYLAND
Columbia
MICHIGAN
Ann Arbor
Coopersville
MISSOURI
Columbia
St. Louis
NEBRASKA
Grand Island
Lincoln
Omaha
NEW JERSEY
Springfield
OHIO
Cincinnati
Columbus
Fairborn
OKLAHOMA
Oklahoma City
PENNSYLVANIA
Bethlehem
Horsham
TEXAS
Dallas
Houston (2)
Irving
Rockwall
VIRGINIA
Sterling
WASHINGTON
Bellingham
Everett
Kennewick

Regional Specialty Pharmacy Locations

CALIFORNIA
Corona
FLORIDA
Miami
MICHIGAN
Ann Arbor

At June 30, 2001

You should rely only on the information contained in this prospectus, including information incorporated by reference. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus or that any document incorporated by reference into this prospectus is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

TABLE OF CONTENTS

Prospectus summary	1
Risk factors	6
Information regarding forward-looking statements	14
Use of proceeds	15
Market price of common stock	16
Dividend policy	16
Capitalization	17
Selected consolidated financial and operating data	18
Management's discussion and analysis of financial condition and results of operations	20
Business	30
Management	44
Principal and selling stockholders	46
Underwriting	48
Legal matters	50
Experts	50
Where you can find more information	50
Incorporation of certain documents by reference	51
Index to financial statements	F-1

Prospectus summary

This summary highlights selected information and does not contain all the information that may be important to you. This prospectus includes information about the shares we are offering, as well as information regarding our business and detailed financial data. We encourage you to read this prospectus in its entirety, including the documents incorporated by reference. Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option. You should carefully read this prospectus and the documents we have referred you to in the sections entitled "Where you can find more information" and "Incorporation of certain documents by reference" for information about our company and our financial statements.

ABOUT OUR COMPANY

We provide pharmacy services to patients on behalf of managed care organizations and other third party payors. We contract with payors to provide infusion therapy, specialty pharmacy and other related services to patients at home or at other alternate-site settings, such as physicians' offices. Home infusion therapy involves the intravenous administration of medications and the administration of nutrition both intravenously and through feeding tubes. Specialty pharmacy involves the distribution of high cost pharmaceuticals used for the treatment of chronic conditions. As of June 30, 2001, our pharmacy and related services were provided locally through our nationwide network of 129 owned and franchised pharmacy locations, and through our three regional specialty pharmacies which operate under the name OptionMed™. For the six months ended June 30, 2001, approximately 74.2% of our revenue was generated from our local pharmacy division and 25.8% from our regional specialty pharmacy division. For the 12 months ended June 30, 2001, we generated revenue of $171.2 million and EBITDA of $18.6 million.

INDUSTRY OVERVIEW

Healthcare related expenditures constitute a large and growing segment of the US economy. According to estimates by the Centers for Medicare & Medicaid Services, national health expenditures reached $1.3 trillion in 2000 and are expected to double over the next decade. Two important trends have emerged in relation to healthcare spending:

•
Cost-containment measures by healthcare payors, together with technological advances, have resulted in a shift in the delivery of many healthcare services away from traditional hospital settings to more cost-effective settings, including patients' homes.

•
As a result of the proliferation of biotechnology research and development, a variety of high cost specialty injectable pharmaceuticals have been developed to treat chronic conditions.

Home Infusion Therapy

Home infusion therapy is generally administered to treat infections, dehydration, cancer, pain and nutritional deficiencies. According to the National Home Infusion Association, the size of the home infusion therapy industry was approximately $4.5 billion in 2000. We believe that several factors will contribute to the continuing growth in non-hospital based infusion therapy services, including the following:

•
cost containment pressures;

•
an increased number of therapies that can be safely administered in patients' homes;

•
patient preference for at-home treatment;

•
broader acceptance of home infusion therapy by the medical community;

•
technological innovations such as implantable injection ports, vascular access devices and portable infusion control devices; and

•
an aging population.

Specialty pharmacy services

The specialty pharmacy services industry has developed as a result of the proliferation of high cost specialty pharmaceuticals, which are generally injectable, for the treatment of chronic conditions such as multiple sclerosis, growth hormone disorders, hemophilia, cancer and immune deficiency disorders and other chronic conditions. These specialty injectable pharmaceuticals typically cost over $10,000 per patient per year, are used on a recurring basis for extended periods of time and require special inventory handling, administration and patient compliance monitoring, which traditional pharmacy distribution channels are not designed to handle.

The national market for specialty pharmaceuticals is estimated to be approximately $22 billion according to IMS Health, Inc. data. We expect several factors to contribute to the continuing growth of the specialty pharmacy services industry, including the following:

•
cost containment pressures;

•
development of new pharmaceuticals;

•
direct-to-consumer advertising;

•
increased acceptance of mail-order distribution; and

•
growing emphasis on care management and compliance monitoring.

OPTION CARE PHARMACY SOLUTION

We provide managed care organizations and other third party payors, patients, physicians and pharmaceutical manufacturers with a cost-effective solution for both home infusion therapy and specialty pharmaceutical products and services nationwide.

•
Payors—We provide payors with a lower cost alternative to providing medications in a hospital setting.

•
Patients—We improve patients' quality of life by allowing them to remain at home while receiving necessary medications, supplies and services.

•
Physicians—We assist physicians with time-intensive patient support by providing care management related to their patients' pharmacy needs.

•
Pharmaceutical manufacturers—Through our local pharmacies and regional specialty pharmacies, we provide pharmaceutical manufacturers with a broad distribution channel for their existing pharmaceuticals and their new product launches.

BUSINESS STRATEGY

Because of our clinical experience and the geographical coverage of our 129 local pharmacies and three regional specialty pharmacies, we believe we are an attractive provider to managed care organizations, insurance companies and other third party payors and referral sources seeking a single source for home infusion therapy and specialty pharmacy services. We intend to increase our revenue and profitability by implementing the following strategies:

•
Managed Care Strategy—We intend to leverage existing managed care contracts that currently cover our home infusion business by cross-selling our specialty pharmaceutical products and services to those managed care organizations. We also intend to enter into additional regional and local managed care contracts that cover both our home infusion and our specialty pharmacy services.

•
Pharmaceutical Manufacturer Strategy—We intend to expand our relationships with biotech and other pharmaceutical manufacturers in order to acquire distribution rights to existing and new products.

•
Geographic Expansion Strategy—We intend to increase market share in selected new and existing local markets through the acquisition of independent infusion pharmacies and selected franchised locations and expand into selected new markets through the establishment of new franchised locations.

We face a variety of challenges in our business. We are highly dependent on the support that the biotech and pharmaceutical companies give to the pharmaceuticals we supply to patients and also on their development of new pharmaceuticals. If these companies no longer support the products we provide or no longer develop new products, our revenue is likely to decline. Also, our business is dependent upon the relationships we develop and maintain with managed care organizations and other non-governmental third party payors. If we are not able to maintain our existing relationships, or develop new ones, our ability to maintain our current revenues and increase revenue in the future would be significantly impaired. Also, federal and state regulators have been investigating the propriety or accuracy of establishing average wholesale prices, which have historically been the standard form of pricing for pharmaceuticals. The average wholesale prices on some of the products we supply has declined in response to this scrutiny. If prices continue to decline and our overall revenue growth does not offset this decline, our gross profit margins and overall profitability will decline. For a detailed discussion of these and other risks, see "Risk Factors."

The offering

Common stock offered	3,000,000 shares
Common stock outstanding after this offering	15,427,326 shares
Use of proceeds	We expect to use the net proceeds of this offering to repay all of our borrowings under our loan facilities, for potential acquisitions, for working capital and other general corporate purposes. See "Use of proceeds."
Nasdaq National Market symbol	"OPTN"

Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' option to purchase up to 450,000 additional shares of common stock from the selling stockholder to cover over-allotments. See "Principal and selling stockholders."

The number of shares of common stock outstanding immediately after this offering:

•
is based upon 12,427,326 shares outstanding as of August 15, 2001;

•
does not take into account 2,202,541 shares of common stock issuable upon the exercise of options outstanding as of August 15, 2001, at a weighted average exercise price of $8.85 per share; and

•
does not include an additional 59,131 shares of common stock reserved as of August 15, 2001 for future issuance under our 2001 Employee Stock Purchase Plan.

HOW TO CONTACT US

Our executive offices are located at 100 Corporate North, Suite 212, Bannockburn, Illinois 60015, and our telephone number is (847) 615-1690. Our web site is located at www.optioncare.com. The information contained in our web site is not a part of this prospectus.

Summary condensed consolidated financial
and operating data

	Years ended December 31,					Six months ended June 30,
Condensed consolidated	1996	1997	1998	1999	2000	2000	2001
statement of operations data:						(unaudited)

	(dollars in thousands, except per share data)
Revenue	$71,093	$100,493	$114,940	$120,449	$141,274	$65,921	$95,808
Cost of revenue	35,079	57,509	69,109	70,754	87,785	39,967	62,845

Gross profit	36,014	42,984	45,831	49,695	53,489	25,954	32,963
Operating expenses	53,780	44,661	43,293	40,411	40,415	19,970	24,877

Operating income (loss)	(17,766)	(1,677)	2,538	9,284	13,074	5,984	8,086
Net income (loss)	$(20,256)	$(2,097)	$(691)	$4,627	$7,455	$3,331	$4,472

Net income (loss) per common share—diluted	$(1.93)	$(0.19)	$(0.06)	$0.39	$0.60	$0.27	$0.35

Weighted average number of shares and equivalents outstanding—diluted	10,494	10,879	11,071	11,926	12,488	12,434	12,792
Operating and other financial data:
Same-store revenue increase(1)	(3.5)%	2.2%	6.6%	11.9%	15.7%	12.9%	23.5%
Company-owned local pharmacies(2)	22	26	24	23	25	23	35
Franchised local pharmacies(2)	165	138	121	117	103	113	94
EBITDA(3)	$(14,887)	$1,482	$6,016	$11,528	$15,984	$7,261	$9,880
Cash flows provided (used) by operating activities	$2,816	$(1,163)	$12,917	$7,683	$7,766	$2,199	$(4,231)
Cash flows used by investing activities	$(6,485)	$(15,838)	$(3,378)	$(1,752)	$(9,217)	$(2,864)	$(11,537)
Cash flows provided (used) by financing activities	$4,390	$15,778	$(5,874)	$(9,596)	$1,451	$665	$15,768

	As of June 30, 2001
	Actual	As adjusted(4)
Condensed consolidated balance sheet data:	(unaudited)

	(in thousands)
Working capital	$8,244	$50,358
Total assets	87,980	102,743
Current portion of long-term debt	27,401	50
Other current liabilities	13,799	13,799
Long-term debt, less current portion	121	121
Stockholders' equity	44,133	86,247

(1)
Represents period-to-period increase for all company-owned local pharmacies and regional specialty pharmacies open at least one year.

(2)
At end of period. Franchised local pharmacies include 15 franchised locations which provide infusion therapy services and are not licensed pharmacies.

(3)
EBITDA represents the sum of income before income taxes, interest expense, depreciation and amortization. We understand that industry analysts generally consider EBITDA to be one measure of the financial performance of a company that investors find useful in analyzing the operating performance of a company and its ability to service debt. EBITDA, however, is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of operating performance or as an alternative to cash flows from operating, investing, or financing activities as a measure of liquidity. Given that EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA, as presented, may not be comparable to other similarly titled measures of other companies.

(4)
The as adjusted balance sheet data gives effect to the sale of 3,000,000 shares of common stock offered by us at an assumed public offering price of $15.11 per share and the application of the net proceeds from the sale.

Risk factors

You should carefully consider the risks and uncertainties we describe below, together with all of the other information contained in and incorporated by reference into this prospectus, before investing in our common stock. Some of the following factors relate principally to our business and the industry in which we operate. Other factors relate principally to an investment in our common stock. The risks and uncertainties described below are not the only risks and uncertainties that could develop. Other risks and uncertainties that we have not predicted or evaluated could also adversely affect our company. If any of the following risks occur, our earnings, financial condition or business could be materially harmed, and the trading price of our common stock could decline, and you could lose all or part of your investment.

Our revenue and profitability will decline if the pharmaceutical industry undergoes certain changes, including limiting or discontinuing research, development, production and marketing of the pharmaceuticals that are compatible with the services we provide.

Our business is highly dependent on the ability of biotech and other pharmaceutical companies to develop, supply and market pharmaceuticals that are compatible with the services we provide. Our revenue and profitability will decline if those companies were to sell pharmaceuticals directly to the public or fail to support existing pharmaceuticals or develop new pharmaceuticals. Our business could also be harmed if the pharmaceutical industry experiences any of the following developments:

•
supply shortages;

•
pharmaceutical recalls;

•
an inability to finance product development because of capital shortages;

•
a decline in product research, development or marketing;

•
a reduction in the retail price of pharmaceuticals;

•
changes in the FDA approval process; or

•
governmental or private initiatives that alter how pharmaceutical manufacturers, health care providers or pharmacies promote or sell products and services.

If we lose relationships with managed care organizations and other non- governmental third party payors, we could lose access to a significant number of patients and our revenue and margins could decline.

We are highly dependent on reimbursement from managed care organizations and other non- governmental third party payors. For the fiscal years ended December 31, 1998, 1999, and 2000, and the six-month period ended June 30, 2001, approximately 75%, 82%, 84%, and 84% of our total pharmacy revenue, excluding revenue from royalties, sale and support of MBI software and other revenue, came from non-governmental payors including self-pay patients. Many payors seek to limit the number of providers that supply pharmaceuticals to their enrollees in order to build volume that justifies their discounted pricing. From time to time, payors with whom we have relationships require that we and our competitors bid to keep their business. As a result of such bidding process, we may not be retained, and even if we are retained, the prices at which we are able to retain the business may cause our margins to decline. The loss of a payor relationship could significantly reduce the number of patients we serve and have a material adverse effect on our revenue.

The loss of our contract with Blue Cross and Blue Shield of Florida would materially decrease our revenue.

Our principal managed care contract is with Blue Cross and Blue Shield of Florida, Inc., which contracts with us through our regional pharmacy located in Miami, Florida. Approximately 72% of our regional specialty pharmacy revenue and 23% of our total pharmacy revenue for the six months ended June 30, 2001 was related to this contract. In 1998, 1999 and 2000 approximately 22%, 25% and 27% of our total pharmacy revenue and approximately 76%, 77% and 74% of our regional specialty pharmacy revenue was related to this contract. The contract is terminable by either party on 90 days' notice and, unless terminated, renews annually each September for an additional one year term. The loss of this contract or a material reduction in our pricing or sales under this contract would materially decrease our revenue.

A significant portion of our revenue comes from Medicare and Medicaid reimbursement, and if this reimbursement or the scope of these reimbursable services is reduced, our revenue could decline.

For the fiscal years ended December 31, 1998, 1999, and 2000, and the six months ended June 30, 2001, approximately 25%, 18%, 16% and 16% of our total pharmacy revenue came from reimbursement by federal and state programs. Reimbursement from Medicare, Medicaid and other government programs is subject to statutory and regulatory requirements, administrative rulings, interpretations of policy, implementation of reimbursement procedures, retroactive payment adjustments and governmental funding restrictions, all of which may materially affect the amount and timing of reimbursement payments to us. Any reductions or delays in amounts reimbursable by government programs for our products or services or changes in regulations governing such reimbursements could cause our revenue and profitability to decline.

Our margins could decrease as a result of changes in the calculation of the average wholesale price of pharmaceuticals.

Our gross profit is largely controlled by our ability to purchase pharmaceutical products at discounted prices and to negotiate profitable managed care contracts. In many cases, we purchase pharmaceuticals at less than the published average wholesale price for those pharmaceuticals. The average wholesale price is a standard form of pricing often used in the healthcare industry to determine discount and reimbursement amounts. Accordingly, many governmental payors reimburse us for some pharmaceuticals based on that pharmaceutical's average wholesale price, or at a percentage discount off of that pharmaceutical's average wholesale price. We have also contracted with a number of private payors to sell pharmaceuticals at the average wholesale prices or at a percentage discount off of the average wholesale prices. Various federal and state governmental agencies have been investigating the propriety or accuracy of average wholesale prices as the measure of market prices from which governmental payors determine how much they will reimburse for the pharmaceutical. These investigations could result in reduced pricing and margins on certain pharmaceuticals that we currently supply.

The average wholesale price of most pharmaceuticals is compiled and published by private companies, including First DataBank, Inc. It has been reported that there are currently several lawsuits pending against manufacturers of certain pharmaceuticals. These government investigations and lawsuits involve allegations that manufacturers have misrepresented to First DataBank the actual selling price of certain pharmaceuticals. First DataBank has announced that it will now base average wholesale prices on market prices certified by the manufacturer. As a result of this change, First DataBank has published a Market Price Survey that reduces the average wholesale price significantly for a number of the products we currently supply to patients. If the average wholesale prices on the products we purchase are reduced, our gross profit margins could decline.

Our gross profit margins will decline if the growth in our regional specialty pharmacy division outpaces the growth in our local pharmacy division.

The gross profit margins in our regional specialty pharmacy division are lower than the gross profit margins in our local pharmacy division. For the six months ended June 30, 2001, the gross profit margins in our regional specialty pharmacy business were 11.5%, and the gross profit margins in our local pharmacy business were 42.4%. This is because the highest margin products and services we provide are infusion therapy products and services delivered by our local pharmacy network. The faster growth rate of our regional specialty pharmacy division over the local pharmacy division in 2000 accounted for our overall decline in gross profit percentage in 2000 from 1999. If our lower gross margins regional specialty pharmacy division continues to grow at a faster rate than that of the local pharmacy division, our gross profit margins will continue to decline. If our gross profit margins continue to decline, our operating results will be harmed.

If we do not adequately respond to competitive pressures, demand for our products and services could decrease.

The markets we serve are highly competitive and subject to relatively few barriers to entry. Local, regional and national companies are currently competing in many of the healthcare markets we serve and others may do so in the future. Some of our competitors have greater financial, technical, marketing and managerial resources than we have. Price competition and other competitive factors could cause a decline in our revenue and profitability. We expect to continue to encounter competition in the future that could limit our ability to increase or maintain our pricing.

Any termination of, or adverse change in, our relationships with a single source product manufacturer or the loss of supply of a specific single source specialty pharmaceutical could have a material adverse effect on our operations.

We sell specialty pharmaceutical products which are supplied to us by a variety of manufacturers, many of which are the only source of that specific pharmaceutical. During 2000, a significant portion of our regional specialty pharmacy revenue was attributable to sales of single source products, and one such single source product, Lupron, which is manufactured by TAP Pharmaceutical Products, accounted for approximately 11% of our total specialty pharmacy revenue. In order to have access to these pharmaceuticals, we must maintain good working relations with our manufacturers. Most of the manufacturers of the pharmaceuticals we sell have the right to cancel their supply contracts with us without cause and after giving only minimal notice.

If we fail to manage our growth effectively, our business could be disrupted and our operating results could suffer.

Our ability to successfully offer our products and services in evolving markets requires an effective planning and management process. Our growth through the acquisition of eight local pharmacy facilities in the last eight months as well as the continued growth contemplated by our business plan may place a strain on our management systems and resources. This growth has resulted, and will continue to result, in an increase in responsibilities for management. To accommodate our growth and compete effectively, we will need to continue to implement and improve our management, operational and financial information systems and controls and to expand, train, manage and motivate our workforce. Our personnel, systems, procedures, or controls may not be adequate to support our operations in the future in light of anticipated growth. In addition, if we focus our financial resources and management attention on the expansion of our operations, our financial results may suffer.

If we are unable to acquire additional local pharmacy facilities on favorable terms, we will be unable to execute our acquisition and development strategy.

Our strategy includes increasing our revenue and earnings by acquiring local infusion therapy pharmacies. Our efforts to execute our acquisition strategy may be affected by our ability to identify suitable candidates and negotiate and close acquisitions. In addition, we generally need consent from the lenders under our credit facility to make acquisitions. We are currently evaluating potential acquisitions and expect to continue to evaluate and complete acquisitions in the future. The facilities we acquire typically require working capital from us during the initial months of operation since we do not usually acquire receivables. We may not be successful in acquiring or achieving satisfactory operating results at acquired infusion therapy facilities, and we may not acquire infusion therapy facilities, in the future that will ultimately produce returns that justify our related investment. Future acquisitions may also result in the dilution of earnings and the write-off of goodwill and intangible assets, any of which could have a material adverse effect on our earnings.

Our industry is subject to extensive government regulation. If we or our suppliers fail to comply with these regulations, we may incur substantial additional costs and experience delays or difficulties in marketing and selling our products and services.

The marketing, sale and purchase of pharmaceuticals and medical supplies and provision of healthcare services generally is extensively regulated by federal and state governments. Other aspects of our business are also subject to government regulation. If we fail or are accused of failing to comply with applicable laws and regulations, such failure or alleged failure could have a material adverse effect on our business, financial condition and results of operations. If any of our franchisees, or the suppliers or clients we work with, are accused of violating, or found to have violated, laws or regulations, our image and reputation could be harmed. The applicable regulatory framework is complex, and the laws are very broad in scope. Many of these laws remain open to interpretation and have not been addressed by substantive court decisions. Changes in the law or new interpretations of existing law can have a dramatic effect on what we can do, our cost of doing business and the amount of reimbursement we receive from governmental third party payors, such as Medicare and Medicaid. Also, we could be affected by interpretations of what the appropriate charges are under government programs.

Some of the health care laws and regulations that apply to our activities include:

•
The federal "Anti-Kickback Law" prohibits individuals and entities from knowingly and willfully paying, offering, receiving, or soliciting money or anything else of value in order to induce the referral of patients or to induce a person to purchase, lease, order, arrange for, or recommend services or goods covered in whole or in part by Medicare, Medicaid, or other government healthcare programs. Although there are "safe harbors" under the Anti-Kickback Law, some of our business arrangements and the services we provide may not fit within these "safe harbors." The fact that a given business arrangement does not fall within one of these "safe harbor" provisions does not render the arrangement illegal, but it may subject that arrangement to increased scrutiny by enforcement authorities.

•
The "Stark Laws" prohibit physician referrals to entities with which physicians or their immediate family members have a "financial relationship." A violation of the Stark Laws is punishable by civil sanctions, including significant fines and exclusion from participation in Medicare and Medicaid.

•
Pharmacies and pharmacists must obtain state licenses to operate and dispense pharmaceuticals. If we are unable to maintain our licenses or if states place burdensome restrictions or limitations on non-resident pharmacies, this could limit or affect our ability to operate in some states which could adversely impact our business and results of operations.

For a more detailed discussion of these and other government regulations, see "Business—Government Regulation."

New federal and state legislation and regulatory initiatives relating to patient privacy could require us to expend substantial sums acquiring and implementing new information systems, which could negatively impact our financial results.

There is recent legislation and several regulatory initiatives at the state and federal levels addressing patient privacy concerns. New federal legislation will extensively regulate the use and disclosure of individually identifiable health-related information and the security of electronically maintained or transmitted health-related information. We do not yet know the total financial or other impact of these regulations on our business. Compliance with these regulations could require us to spend substantial sums, including but not limited to purchasing new computer systems, which could negatively impact our financial results. Additionally, if we fail to comply with these regulations, we could suffer civil penalties up to $25,000 per calendar year for each violation and criminal penalties with fines of up to $250,000 per violation. In addition, our facilities will continue to remain subject to any state laws that are more restrictive than the federal privacy regulations. These laws vary by state and could impose additional penalties. For a more detailed discussion of these initiatives, see "Business—Government Regulation."

We may become subject to federal and state investigations.

Both federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies, as well as their executives and managers. These investigations relate to a wide variety of topics, including referral and billing practices. Further, amendments to the federal False Claims Act have made it easier for private parties to bring whistleblower lawsuits against companies. Some states have adopted similar state whistleblower and false claims provisions.

The Office of the Inspector General of the DHHS and the Department of Justice have, from time to time, established national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Some of our activities could become the subject of governmental investigations or inquiries. For example, we have significant Medicare and Medicaid billings. In addition, our executives, some of whom have worked at other healthcare companies that are or may become the subject of federal and state investigations and private litigation, could be included in governmental investigations or named as defendants in private litigation, resulting in adverse publicity against us. We are not aware of any governmental investigations involving any of our company-owned facilities or our executives. A future investigation of us could result in significant liabilities or penalties to us, as well as adverse publicity, and could seriously undermine our ability to compete for business, negotiate acquisitions, hire new personnel and otherwise conduct our business.

We may be subject to liability for the services we offer and the products we sell.

We and other participants in the health care market are, have been and are likely to continue to be subject to lawsuits based upon alleged malpractice, product liability, negligence or similar legal theories, many of which involve large claims and significant defense costs. A successful claim not covered by our professional liability insurance or substantially in excess of our insurance coverage could cause us to pay out a substantial award. Further, our insurance policy is subject to annual renewal and it may not be possible to obtain liability insurance in the future on acceptable terms, with adequate coverage against potential liabilities, or at all. Also, claims against us, regardless of their merit or eventual outcome, could be a serious distraction to management as well as harm our reputation.

Our image and reputation may be harmed by actions taken by our franchisees that are outside of our control.

Approximately 70% of our local pharmacy locations are operated by franchisees. Franchisees are independent business owners and are not our subsidiaries or employees. Consequently, the quality of a franchised operation is dependent upon its owner and general manager. Franchisees may not successfully operate facilities or they may not comply with federal and state health care statutes and regulations. If they do not, our image and reputation may suffer.

Our gross profit margins may decline if our franchise royalties are reduced.

We rely on royalty payments from our franchisees. For the fiscal years ended December 31, 1998, 1999, and 2000, and the six months ended June 30, 2001, we derived approximately 7.6%, 7.2%, 6.2% and 4.4% of our revenue from franchise royalties. The franchisees pay royalties on gross receipts. Because there is no "cost of goods sold" associated with this revenue, franchise fees represent a disproportionate part of our gross profit. If our franchisees encounter business or operational difficulties, our revenue from royalties may be adversely affected. Such difficulties may also negatively impact our ability to sell new franchises. In addition, if we are unable to successfully attract new franchisees or if our existing franchise owners do not enter into new franchise agreements with us when their current agreements expire, our franchise revenue and our gross profit margins will decline. Consequently, our financial prospects are related to the success of our franchises.

If we lose a key employee it could harm our operations.

Our success depends upon the availability and performance of our senior management, particularly Rajat Rai, our President and Chief Executive Officer. We do not have an employment contract with Mr. Rai or any of our other key executives. We do not have key person insurance for Mr. Rai or any of our other key executives. The loss of the services of Mr. Rai or any of our other key executives could have a material adverse effect upon our business and results of operations. In addition, none of our key executives are subject to any contractual restrictions regarding their ability to work for competitors.

The current shortage in licensed pharmacists could adversely affect our business.

The healthcare industry is currently experiencing a shortage of licensed pharmacists. Consequently, hiring and retaining qualified pharmacists will be difficult due to intense competition for their services and employment. Any failure to hire or retain pharmacists could impair our ability to expand or maintain our operations.

Future sales of our common stock may depress our stock price.

After this offering, we will have 15,427,326 shares of our common stock outstanding. All of the shares sold in this offering will be freely tradable, other than those shares sold in this offering to any of our affiliates. Sales of a substantial number of shares of common stock in the public market following this offering, or the perception that these sales may occur, could substantially decrease the market price of our common stock. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common or preferred stock in the future at a time and price that we deem appropriate. Of the outstanding shares held by existing holders of our common stock, 7,058,752 shares are subject to the lock-up agreements described in "Underwriting." This number includes 342,075 shares underlying options which are exercisable within 60 days of June 30, 2001.

The market price of our common stock may experience substantial fluctuations for reasons over which we have little control.

The stock price and the number of shares traded of companies in the healthcare and health services industry experience periods of significant volatility. Both company-specific and industry-wide developments may cause this volatility. During the second quarter of 2001, the price of our common stock fluctuated between $17.94 and $8.44. The market price of our common stock could continue to fluctuate up or down substantially based on a variety of factors, including the following:

•
future announcements concerning us, our competitors, the pharmaceutical manufacturers with whom we have relationships or the health care market;

•
changes in operating results from quarter to quarter;

•
sales of stock by insiders;

•
changes in government regulations;

•
news reports relating to trends in our markets;

•
acquisitions and financings in our industry; and

•
overall volatility of the stock market.

Furthermore, stock prices for many companies fluctuate widely for reasons that may be unrelated to their operating results. These fluctuations, coupled with changes in our results of operations and general economic, political and market conditions, may adversely affect the market price of our common stock.

Our single largest shareholder owns approximately 48.9% of our common stock and may be able to exercise significant influence over the outcome of matters to be voted on by our stockholders.

At June 30, 2001, Dr. John Kapoor had beneficial ownership both individually and through several partnerships and a trust of approximately 48.9% of the outstanding shares of our common stock. Dr. Kapoor is the Chairman of our board of directors. A limited partnership controlled by Dr. Kapoor is the source of the shares in the over-allotment option granted to the underwriters. Upon completion of this offering, Dr. Kapoor will have beneficial ownership of approximately 39.6% of our outstanding common stock, assuming the over-allotment option is not exercised, and 36.8% of our outstanding common stock if it is exercised. Accordingly, Dr. Kapoor, alone or together with members of our management team, may be able to exercise significant influence with respect to the election of directors, offers to acquire us and other matters submitted to a vote of our stockholders.

Because it is unlikely that we will ever pay dividends, you will only be able to benefit from holding our stock if the stock price increases.

We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business. Moreover, we are prohibited from declaring dividends without the consent of our lenders under our credit agreement. Therefore, you are not likely to receive dividends in the foreseeable future, and you will only be able to benefit from holding our stock if the stock price increases.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could discourage a change in control.

Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as Delaware law may be deemed to have an anti-takeover effect or may delay or make more difficult an acquisition or change in control not approved by our board of directors, whether by means of a tender offer, open market purchases, a proxy contest or otherwise. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change in control, although such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors.

Information regarding forward-looking statements

This prospectus, including the documents incorporated by reference, contains forward-looking statements. Forward-looking statements give our current expectations of forecasts of future events. All statements other than statements of current or historical fact contained in this prospectus, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. The words "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "plan," "will," and similar expressions, as they relate to us, are intended to identify forward-looking statements. In particular, these include, among other things, statements relating to:

•
government and regulatory policies including federal, state and local efforts to reform the delivery of and payment for healthcare services;

•
sales and renewals of our franchises;

•
changes in the competitive environment in which we operate;

•
our ability to grow through acquisitions and development;

•
the pricing and availability of services;

•
uncertainties affecting our businesses and our franchisees and relating to acquisitions including continuing obligations with respect to completed acquisitions; and

•
our ability to enhance operating efficiencies.

Any or all of our forward-looking statements in this prospectus may turn out to be wrong. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Our forward-looking statements can be affected by inaccurate assumptions we might make or by known or unknown risks, uncertainties and assumptions, including the risks, uncertainties and assumptions described in "Risk factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus, including in "Management's discussion and analysis of financial condition and results of operations" and "Business."

Our forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus.

Use of proceeds

We estimate that we will receive net proceeds of approximately $42.1 million from this offering, based on the sale of 3,000,000 shares of common stock by us at an assumed public offering price of $15.11 per share and after deducting underwriting discounts and commissions and our estimated offering expenses.

We intend to use approximately $27.4 million of the proceeds from this offering to repay all of our borrowings under our revolving credit facility and term loan. This includes approximately $17.1 million of borrowings under our revolving credit facility and approximately $10.3 million under our term loan as of June 30, 2001. The revolving credit facility and the term loan mature in February 2002. Under the facility agreement, we may elect interest rates on the revolving loan ranging from LIBOR plus 2.125%, to the bank's reference rate. Interest on the term loan ranges from LIBOR plus 3.200%, to the bank's reference rate plus 1%. The average interest rate for the first six months of 2001 on outstanding borrowings under the revolving credit facility was 7.5%. The average interest rate for the first six months of 2001 on the term loan was 8.7%. We used the proceeds from the term loan and revolving credit facility to acquire selected franchises and independent infusion therapy pharmacies, and we used the proceeds from the revolving credit facility for working capital purposes.

The remaining proceeds of this offering will be used to pursue opportunities to acquire both independent infusion pharmacies and selected Option Care franchised locations that may become available to us, for working capital and general corporate purposes. While we continue to evaluate opportunities from time to time, we currently have no commitments or agreements with respect to any specific transactions.

The selling stockholder has granted to the underwriters an option to purchase additional shares to cover any over-allotments incurred in connection with this offering. We will not receive any proceeds from the sale of shares by the selling stockholder pursuant to any exercise of this option.

Market price of common stock

Our common stock has traded on the Nasdaq National Market from April 1992 to the present. The following table shows the range of high and low sale prices (rounded to the nearest cent) per share of our common stock as reported on the Nasdaq National Market for the periods indicated:

	Common Stock Price
	High	Low

Fiscal Year Ended December 31, 1999
First Quarter	$5.88	$1.00
Second Quarter	3.50	1.50
Third Quarter	5.00	2.69
Fourth Quarter	4.00	2.63
Fiscal Year Ended December 31, 2000
First Quarter	$8.75	$2.75
Second Quarter	8.06	4.50
Third Quarter	7.38	4.94
Fourth Quarter	7.75	5.50
Fiscal Year Ending December 31, 2001
First Quarter	$10.00	$4.88
Second Quarter	17.94	8.44
Third Quarter (through September 6, 2001)	22.15	14.00

On September 6, 2001, the closing price of our common stock on the Nasdaq National Market was $15.11. As of September 6, 2001, there were approximately 226 holders of record of our common stock.

Dividend policy

We have not declared or paid cash dividends on our common stock in the past and do not intend to pay dividends on our common stock in the future.

Capitalization

The following table sets forth our capitalization at June 30, 2001 on an actual basis and as adjusted to reflect the sale by us of the 3,000,000 shares of common stock offered by us, at an assumed public offering price of $15.11 per share and the application of the estimated net proceeds by us to repay outstanding indebtedness as described under "Use of proceeds." This table should be read in conjunction with "Management's discussion and analysis of financial condition and results of operations" and the consolidated financial statements and related notes included elsewhere in this prospectus.

	At June 30, 2001
	Actual	As Adjusted
	(unaudited)

	(in thousands)
Current portion of long-term debt	$27,401	$50
Long-term debt, less current portion	121	121
Stockholders' equity:
Preferred stock, $0.01 par value, 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value, 30,000,000 shares authorized; 12,415,596 shares issued and outstanding, actual; and 15,415,596 shares issued and outstanding, as adjusted(1)	124	154
Common stock to be issued	239	239
Additional paid-in capital	48,087	90,171
Accumulated deficit	(4,317)	(4,317)

Total stockholders' equity	44,133	86,247

Total capitalization	$71,655	$86,418

(1)
Excludes 1,567,771 shares of common stock issuable upon the exercise of stock options outstanding at June 30, 2001 with a weighted average exercise price of $5.78 per share.

Selected consolidated financial and operating data

In the table below, we provide you with summary historical financial data of Option Care. We have prepared this information using the consolidated financial statements of Option Care for the five years ended December 31, 2000 and the six-month periods ended June 30, 2000 and 2001. The financial statements for the three years ended December 31, 2000 have been audited by Ernst & Young LLP, independent auditors. The financial statements for the years ended December 31, 1996 and 1997 have been audited by other independent auditors. The financial statements for the six-month periods ended June 30, 2000 and 2001 are unaudited, but include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. The selected consolidated financial data reflects our acquisitions, all of which were accounted for using the purchase method of accounting, except for the September 19, 1996 acquisition of Addison Home Care, Inc., subsequently renamed Option Care of Oklahoma, Inc., which was treated as a pooling of interest.

When you read this summary historical financial data, it is important that you read along with it the historical financial statements and related notes in our annual and quarterly reports filed with the SEC, as well as the section of our annual and quarterly reports titled "Management's discussion and analysis of financial condition and results of operations."

	Years ended December 31,					Six months ended June 30,
	1996	1997	1998	1999	2000	2000	2001
Consolidated statement of operations data:						(unaudited)
	(dollars in thousands, except per share data)
Revenue:
Local pharmacy(1):
Infusion and specialty pharmacy	$48,781	$71,992	$74,949	$78,686	$90,523	$41,996	$65,393
Royalties	12,022	9,880	8,700	8,702	8,795	4,396	4,240
Sale and support of MBI software	518	1,994	2,214	2,663	2,413	1,235	880
Other revenue	9,772	9,457	7,907	471	500	253	602

Total local pharmacy	71,093	93,323	93,770	90,522	102,231	47,880	71,115
Regional specialty pharmacy(1)	-0-	7,170	21,170	29,927	39,043	18,041	24,693

Total revenue	71,093	100,493	114,940	120,449	141,274	65,921	95,808
Cost of revenue(1):
Local pharmacy	35,079	51,112	50,221	45,464	54,076	24,475	40,990
Regional specialty pharmacy	-0-	6,397	18,888	25,290	33,709	15,492	21,855

Total cost of revenue	35,079	57,509	69,109	70,754	87,785	39,967	62,845

Gross profit	36,014	42,984	45,831	49,695	53,489	25,954	32,963
Operating expenses	53,780	44,661	43,293	40,411	40,415	19,970	24,877

Operating income (loss)	(17,766)	(1,677)	2,538	9,284	13,074	5,984	8,086
Net income (loss)	$(20,256)	$(2,097)	$(691)	$4,627	$7,455	$3,331	$4,472

Net income (loss) per common share—diluted	$(1.93)	$(0.19)	$(0.06)	$0.39	$0.60	$0.27	$0.35

Weighted average number of shares and equivalents outstanding—diluted	10,494	10,879	11,071	11,926	12,488	12,434	12,792

	Years ended December 31,					Six months ended June 30,
	1996	1997	1998	1999	2000	2000	2001
Operating and other financial data:						(unaudited)
	(dollars in thousands)
Same-store revenue increase(2)	(3.5%)	2.2%	6.6%	11.9%	15.7%	12.9%	23.5%
Company-owned local pharmacies(3)	22	26	24	23	25	23	35
Franchised local pharmacies(3)	165	138	121	117	103	113	94
EBITDA(4)	$(14,887)	$1,482	$6,016	$11,528	$15,984	$7,261	$9,880
Cash flows provided (used) by operating activities	$2,816	$(1,163)	$12,917	$7,683	$7,766	$2,199	$(4,231)
Cash flows used by investing activities	$(6,485)	$(15,838)	$(3,378)	$(1,752)	$(9,217)	$(2,864)	$(11,537)
Cash flows provided (used) by financing activities	$4,390	$15,778	$(5,874)	$(9,596)	$1,451	$665	$15,768
	As of December 31,					As of June 30,
	1996	1997	1998	1999	2000	2001
Consolidated balance sheet data:						(unaudited)
	(in thousands)
Working capital	$21,458	$25,901	$19,796	$11,676	$20,994	$8,244
Total assets	44,041	68,639	59,392	57,634	66,825	87,980
Current portion of long-term debt	1,399	314	262	142	833	27,401
Other current liabilities	5,959	15,688	12,790	18,625	13,546	13,799
Long-term debt, less current portion	12,461	28,801	22,096	8,448	11,951	121
Stockholders' equity	23,540	23,402	23,739	29,306	38,668	44,133

(1)
During the fiscal year ended December 31, 2000, we realigned our internal reporting to separate our regional specialty pharmacy business (formerly called "specialty pharmacy") from our local pharmacy business (formerly called "infusion and services") and, as a result, at that time we developed segment financial data for fiscal years ended December 31, 1998, 1999 and 2000. Prior to that time, we operated as one business segment. We did not generate significant revenue in our regional specialty pharmacy segment until the acquisition of our Ann Arbor, Michigan and Miami, Florida facilities in 1997.

(2)
Represents period-to-period increase for all company-owned local and regional specialty pharmacies open at least one year.

(3)
At end of period. Franchised local pharmacies include 15 franchised locations which provide infusion therapy services and are not licensed pharmacies.

(4)
EBITDA represents the sum of income before income taxes, interest expense, depreciation and amortization. We understand that industry analysts generally consider EBITDA to be one measure of the financial performance of a company that investors find useful in analyzing the operating performance of a company and its ability to service debt. EBITDA, however, is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of operating performance or as an alternative to cash flows from operating, investing, or financing activities as a measure of liquidity. Given that EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA, as presented, may not be comparable to other similarly titled measures of other companies.

Management's discussion and analysis of financial condition and results of operations

OVERVIEW

We provide pharmacy services to patients on behalf of managed care organizations and other third party payors. We contract with payors to provide infusion therapy, specialty pharmacy and other related services to patients at home or at other alternate-site settings, such as physicians' offices. As of June 30, 2001, our pharmacy and related services are provided locally through our nationwide network of 129 owned and franchised pharmacy locations, and through our three regional specialty pharmacies which operate under the name OptionMed™. For the six months ended June 30, 2001, approximately 49.8% of our revenue was generated from home infusion therapy and related services, 44.3% from the sale of specialty injectable pharmaceuticals, 4.4% in royalties from our franchised pharmacy locations, and 1.5% from other sources. Certain specialty pharmaceuticals may be infused rather than injected. Revenue generated from infused specialty pharmaceuticals is included in revenue generated from specialty injectable pharmaceuticals and not in revenue generated from home infusion therapy and related services. For the 12 months ended June 30, 2001, we generated revenue of $171.2 million and EBITDA of $18.6 million.

We operate our business in two segments—our local pharmacy division and our regional specialty pharmacy division. Our local pharmacy division was formerly called "infusion and services" and our regional specialty pharmacy division was formerly called "specialty pharmacy." Summarized information about revenue in each segment is provided in the following table:

	Years ended December 31,			Six months ended June 30,
	1998	1999	2000	2000	2001
				(unaudited)
Local pharmacy:
Infusion and specialty pharmacy	65.2%	65.3%	64.1%	63.7%	68.3%
Royalties	7.6	7.2	6.2	6.6	4.4
Sale and support of MBI software	1.9	2.2	1.7	1.9	0.9
Other revenue	6.9	0.4	0.4	0.4	0.6

Total local pharmacy	81.6	75.1	72.4	72.6	74.2
Regional specialty pharmacy	18.4	24.9	27.6	27.4	25.8

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Most of our revenue is generated from managed care contracts and other agreements with commercial third party payors. Our principal managed care contract is with Blue Cross and Blue Shield of Florida, Inc. which contracts with us through our regional pharmacy located in Miami, Florida. Approximately 72% of our regional specialty pharmacy revenue for the six months ended June 30, 2001 was related to this contract, and approximately 23% of our total pharmacy revenue for the six months ended June 30, 2001, other than revenue from royalties, sale and support of MBI software and other revenue, was related to this contract. In 1998, 1999 and 2000, approximately 22%, 25% and 27% of our total pharmacy revenue and approximately 76%, 77% and 74% of our regional specialty pharmacy revenue was related to this contract. The contract is terminable by either party on 90 days' notice and, unless terminated, renews annually each September for an additional one year term. In

April 2001, we agreed to a reduced pricing schedule. In September 2001 we entered into a new contract with respect to specialty injectable pharmaceuticals which continued the revised pricing and expanded the number of Blue Cross and Blue Shield of Florida, Inc. patients to which we may provide pharmaceuticals. We expect to implement expanded services under the new contract in stages over the next 18 to 24 months. Although we expect the reduced pricing to lower our gross margin we expect to gradually increase our profitability as we expand our specialty injectable pharmaceutical sales by the sale of specialty injectable pharmaceuticals to a larger patient population.

For the six months ended June 30, 2001 approximately 16% of our total pharmacy revenue came from governmental programs such as Medicare and Medicaid.

Many governmental payors reimburse us for some pharmaceuticals based on that pharmaceutical's average wholesale price. In many cases, we purchase pharmaceuticals at less than average wholesale price. Average wholesale price for most pharmaceuticals is compiled and published by private companies, including First DataBank, Inc. It has been reported that there are currently several lawsuits pending against manufacturers of certain pharmaceuticals. These government investigations and lawsuits involve allegations that manufacturers have misrepresented to First DataBank the actual selling price of certain pharmaceuticals. First DataBank has announced that it will now base average wholesale prices on market prices certified by the manufacturer. As a result of this change, First DataBank has published a Market Price Survey that reduces the average wholesale price significantly for a number of the products we currently supply to patients. If the average wholesale prices on the products we purchase are reduced, our gross profit margins could decline.

We have been reducing the number of our franchised locations since 1993 to increase operational efficiency, most often by consolidating, terminating or acquiring franchises. However, since 1998, royalty revenue has been substantially consistent even with fewer franchised locations.

Since March 31, 2001, we have acquired eight local pharmacies through five separate asset acquisition agreements. After consolidations with our existing company-owned local pharmacies these acquisitions will provide us with four new company-owned local pharmacy locations. The aggregate purchase price for these acquisitions was $8.4 million paid in cash at closing, with up to an additional $2.1 million payable in cash through 2003 if certain financial targets are met. Acquisitions constitute an integral part of our growth strategy and we continue to evaluate acquisition opportunities.

RESULTS OF OPERATIONS

The following table shows certain statement of operations items expressed as a percentage of revenue for the years ended December 31, 1998, 1999, 2000 and for the six months ended June 30, 2000 and 2001.

	Years ended December 31,			Six months ended June 30,
	1998	1999	2000	2000	2001
				(unaudited)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue:
Local pharmacy	43.7	37.7	38.3	37.1	42.8
Regional specialty pharmacy	16.4	21.0	23.8	23.5	22.8

Total cost of revenue	60.1	58.7	62.1	60.6	65.6

Gross profit	39.9	41.3	37.9	39.4	34.4
Operating expenses:
Selling, general and administrative	32.9	30.6	26.5	27.8	24.0
Provision for doubtful accounts	4.3	2.5	1.6	2.0	1.5
Amortization of goodwill	0.5	0.5	0.5	0.5	0.5

Total operating expenses	37.7	33.6	28.6	30.3	26.0

Operating income	2.2	7.7	9.3	9.1	8.4
Other expenses:
Other income (expense), net	—	(0.5)	(0.1)	(0.3)	—
Interest expense	(2.1)	(0.8)	(0.7)	(0.7)	(0.7)

Total other expense, net	(2.1)	(1.3)	(0.8)	(1.0)	(0.7)

Income before income taxes	0.1	6.4	8.5	8.1	7.7
Provision for income taxes	0.7	2.6	3.2	3.0	3.0

Net income (loss)	(0.6%)	3.8%	5.3%	5.1%	4.7%

Six Months Ended June 30, 2001 and 2000

Revenue for the six months ended June 30, 2001 was $95.8 million, which is an increase of $29.9 million, or 45.3%, over the revenue of $65.9 million reported for the six months ended June 30, 2000.

Infusion therapy and specialty pharmacy revenue from our local pharmacy division in the six months ended June 30, 2001 increased $23.4 million, or 55.7%, over the revenue of $42.0 million reported for the same period in 2000. This increase is primarily attributed to revenue generated by acquisitions, which accounted for $14.0 million, or a 33.3% revenue increase, over the same period in 2000. The remaining $9.4 million, or 22.4% revenue increase is attributable to same-store sales growth generated by company-owned local pharmacies.

Regional specialty pharmacy revenue for the six months ended June 30, 2001 increased by $6.7 million, or 36.9%, over the same period in 2000. This increase is primarily due to new managed care contracts and increased orders on existing managed care contracts.

Royalty fee revenue in the six months ended June 30, 2001 declined by $156,000, or 3.5%, over the same period in 2000. Termination of franchise agreements and our acquisition of four Option Care franchises over the past twelve months were the primary reasons for the decline.

Revenue from sales and support of our MBI software for the six months ended June 30, 2001 declined by $355,000, or 28.7%, compared to the same period in 2000. The decline was primarily due to a reduction in new sales of the current MBI products, largely as a result of a shift in focus toward developing new and improved software products.

Gross profit for the six months ended June 30, 2001 of $33.0 million represents an increase of $7.0 million, or 27%, compared to the same period in 2000. The gross profit margin for the six months ended June 30, 2001 was 34.4%, which represents a decline of 5.0% from the gross profit margin of 39.4% in the six months ended June 30, 2000. This decline was primarily due to an overall increase in sales of specialty pharmaceuticals, which typically have lower margins, and partially as a result of price reductions which took effect at the beginning of the second quarter of 2001 under our contract with Blue Cross Blue Shield of Florida.

The gross profit margin realized in the first six months of 2001 from our local pharmacy division, excluding royalties, was 38.7%, representing a decline of 5.0% from the 43.7% margin realized in the first six months of 2000. This decline, which was anticipated, was primarily due to an increase in the sale of higher cost, lower margin specialty pharmaceuticals by our company-owned local pharmacies.

The regional specialty pharmacy gross profit margin for the six months ended June 30, 2001 declined to 11.5% from 14.1% in the six months ended June 30, 2000. This was primarily due to in a shift of the specialty pharmacy business from a traditional medical benefit to a pharmacy benefit and price reductions which became effective at the beginning of the second quarter of 2001 under our contract with Blue Cross Blue Shield of Florida.

Total operating expenses of $24.9 million for the six months ended June 30, 2001 were $4.9 million, or 24.6%, higher than for the six months ended June 30, 2000. This increase is primarily attributable to acquisitions made over the last twelve months, which account for $3.6 million, or 73.2%, of the increase. Much of the remaining increase in operating expenses is due to a greater focus on sales and marketing and on technology improvements, resulting in increases in staffing to those areas. An increase in our cost of health insurance benefits has also contributed to the growth in these expenses.

Despite the overall dollar increase in operating expenses in the six months ended June 30, 2001 over the six months ended June 30, 2000, operating expenses have declined as a percentage of revenue from 30.3% to 26.0%. This is primarily due to the increase in sales of specialty pharmaceuticals, in both of our divisions. There are lower operating costs associated with the sale of specialty pharmaceuticals than from the sale of our other pharmaceutical products.

The provision for doubtful accounts for the six months ended June 30, 2001 increased by $67,000, or 5.0%, over the same period in 2000. This increase can be attributed to the Company's increase in revenue, period over period. As a percentage of revenue, the provision for doubtful accounts for the six months ended June 30, 2001 was 1.5%, compared to 2.0% for the six months ended June 30, 2000. This reduction was due to an increase in the sale of specialty pharmaceuticals, which incur lower bad debt expense than infusion services because of increased collectability.

Goodwill amortization increased by 47.1% for the six months ended June 30, 2001, compared to the same period in 2000, primarily due to our acquisitions during the past twelve months. However, due to the increase in revenue over the same period, goodwill amortization remained equal to 0.5% of revenue for the six months ended June 30, 2001.

Interest expense increased by $305,000, or 67.9%, to $754,000 for the six months ended June 30, 2001 from $449,000 for the corresponding period in the prior year. This was primarily due to the additional borrowing incurred to fund our acquisitions made over the past twelve months.

The income tax provision increased $847,000 or 42.1% for the six months ended June 30, 2001 over the same period in the prior year. The increase was primarily due to the 37.2% increase in income before income taxes, period over period. The effective income tax rate for the six months ended June 30, 2001 was 39.0%, which represents an increase from the 37.7% effective income tax rate in the six months ended June 30, 2000. This increase is a result of the growth in our pre-tax income in 2001 versus 2000, which would increase our statutory federal income tax rate from 34% to 35%.

Net income improved 34.3% to $4.5 million, or $0.35 cents per diluted share for the six months ended June 30, 2001, compared to $3.3 million, or $0.27 cents per diluted share for the six months ended June 30, 2000. This was due to increased revenue, and a reduction in selling, general and administrative expense as a percentage of revenue, which decreased from 27.8% to 24.0% for the six months ended June 30, 2001, more than offsetting the decline in operating margins and net income as a percentage of revenue.

Total diluted shares for the six months ended June 30, 2001 increased to 12,792,000 from 12,434,000 for the six months ended June 30, 2000. This 2.9% increase was primarily due to two factors: an increase in the number of nonqualified stock options that are "in the money" and the issuance of shares under the 2000 Employee Stock Purchase Plan.

Net cash flow used by operations for the six months ended June 30, 2001 was $4.3 million, compared to $2.2 million provided by operations during the same period in 2000. Of the overall $4.3 million cash used in the six months just ended, acquisitions completed over the past twelve months used $5.8 million, while existing offices acquired before January 1, 2000 provided $1.5 million in positive cash flow. The major cause of our overall use of operating cash flow for the six months just ended was an increase in accounts receivable. Of the $9.6 million increase in accounts receivable in the current year, $6.3 million was attributable to new acquisitions and $3.3 million to offices acquired before January 1, 2000. For most of our recent acquisitions, accounts receivable were not acquired. Therefore, as our new offices generated revenue, their accounts receivable grew, resulting in negative operational cash flows. The $3.3 million increase in accounts receivable for offices acquired before January 1, 2000 can be directly attributed to the increased revenue of those offices for the six months ended June 30, 2001 versus the same period in 2000.

Net cash flow used in investing activities in the six months ended June 30, 2001 was $11.5 million, an increase of $8.7 million over the $2.9 million cash used in the same period in 2000. The major reason for the increased use of cash was payments for acquisitions, net of cash acquired, of $10.3 million, consisting of $10.0 million paid at closing, plus $291,000 in subsequent payments. For the six months ended June 30, 2000, $2.3 million of cash was used for acquisitions, of which $223,000 related to a new acquisition and $2.0 million consisted of additional consideration paid on 1996 and 1997 acquisitions. Payments for equipment increased by $767,000, to $1.3 million in the six months ended June 30, 2001 over the $562,000 spent in the six months ended June 30, 2000. Of the $1.3 million spent in the current year, $597,000 was spent on infrastructure improvements such as computer upgrades and leasehold improvements, $293,000 was spent for revenue-producing equipment such as home medical rental equipment, and $439,000 was spent on new software development projects.

Net cash flow provided by financing activities was $15.8 million in the six months ended June 30, 2001 compared to $665,000 provided in the first six months of 2000. The increase was primarily due to additional borrowings of $7.3 million on the term loan and an overall increase of $7.5 million on our revolving credit facility to fund the cash purchase price and short-term operating cash flow needs of new acquisitions completed in the first six months of 2001.

Years Ended December 31, 2000 and 1999

Our revenue increased by 17.3% from $120.4 million in 1999 to $141.3 million in 2000. The $20.8 million of revenue growth during 2000 was primarily in infusion therapy and specialty pharmacy in both our local pharmacy division and our regional specialty pharmacy division. Approximately $11.8 million of the growth was attributable to infusion therapy and specialty pharmacy sales in our local pharmacy division, of which approximately $3.7 million was due to business acquisitions in 2000 in the cities of Bellingham, Washington, Sterling, Virginia and Hemet, California. The remaining $8.1 million increase during 2000 was due to same-store sales growth over 1999. At our regional specialty pharmacies, revenue increased 30.5%, or $9.1 million primarily due to new managed care contracts, improved marketing of existing products and services and distribution of new products. Royalty revenue increased by 1.1% due to same-store growth within our franchise network.

Our 2000 gross profit of $53.5 million represented an increase of $3.8 million, or 7.6%, over 1999. This increase can be directly attributed to the $20.8 million year-to-year increase in revenue. However, the overall gross profit percentage decreased from 41.3% in 1999 to 37.9% in 2000. This decrease is due to the stronger growth of our specialty pharmacy sales relative to sales in our infusion business. Specialty injectable pharmaceuticals are higher cost, lower margin products, and therefore, generate a lower gross profit percentage than our infusion therapy products. Our regional specialty pharmacy gross profit percentage in 2000 was 13.7%, as compared to a gross profit percentage of 47.1% for our local pharmacy division. The faster 2000 growth rate of our regional specialty pharmacy division over the local pharmacy division accounts for our overall decline in gross profit percentage. The 1999 regional specialty pharmacy division gross profit percentage was 15.5%, while the local pharmacy division gross profit percentage was 49.8%. For both divisions, the year-to-year decrease was due to an increase in higher cost, lower margin pharmaceutical sales.

Total 2000 operating expenses of $40.4 million were approximately equal to 1999 operating expenses of $40.4 million. This fact, combined with our $20.8 million increase in revenue, resulted in a decline in operating expenses to 28.6% of revenue in 2000 compared to 33.6% in 1999. There are several reasons for this decline. The increase in revenue in 2000 over 1999 came primarily from within our existing operations and facilities. Therefore, we incurred no direct increase in overhead expenses resulting from the increase in revenue. Also, while administrative wages and related costs increased by $2.1 million, this increase was offset by reductions in other general and administrative expenses. Our provision for doubtful accounts decreased by $673,000, from 2.5% of revenue in 1999 to 1.6% in 2000. Goodwill amortization expense increased by $121,000 due to additional goodwill resulting from our 2000 acquisitions and additional payments on our 1996 and 1997 acquisitions.

Interest expense in 2000 was $1.0 million, which was approximately equal to the $1.0 million in 1999. In 2000, positive operating cash flows of $7.8 million from continuing operations were offset by payments for acquisitions of $7.6 million, which consist of approximately $4.2 million for new businesses and $3.4 million for additional payments on 1996 and 1997 acquisitions. This resulted in a similar average credit line borrowing balance between the two years, and thus similar interest expense.

The income tax provision increased $1.3 million, or 42.7%, for 2000 versus 1999. This increase was primarily due to the 53.7% increase in income before income taxes from 1999 to 2000.

Income taxes were provided for at a 37.5% rate in 2000 compared to 40.3% in 1999. The reduction in the income tax rate in 2000 versus 1999 was due to a re-evaluation of our overall state tax liabilities, as well as from the favorable resolution of various tax matters previously reserved for as potential liabilities.

We recorded net income of $7.5 million in 2000, which represents an increase of $2.8 million or 61.1%, over 1999. Net income equaled 5.3% of revenue in 2000 compared to 3.8% of revenue in 1999. As a result of the increase in net income, earnings per diluted share increased to $0.60 in 2000 versus $0.39 in 1999. The increase in earnings per share that resulted from our increase in net income was offset by a 4.7% increase in diluted shares outstanding. This increase was mostly due to the issuance of new shares of stock for three purposes: (i) payment of stock earnouts under the terms of 1996 and 1997 acquisitions agreements; (ii) exercise of non-qualified stock options by employees and former employees; and (iii) issuance of shares to employees who participated in our 1999 Employee Stock Purchase Plan.

Net cash flow provided by operations for 2000 was $7.8 million, a small increase from the $7.7 million of cash flow provided by operations in 1999. While net income increased by $2.8 million in 2000 versus 1999, accounts receivable increased by $6.1 million, or 27.1%, due to the fact that fourth quarter 2000 revenue of $40.1 million exceeded fourth quarter 1999 revenue of $31.7 million, or 26.7%, nearly the same increase. This increase in accounts receivable was partially offset by a $1.3 million decrease in inventory. December 31, 1999 inventories had been increased as a precautionary measure related to Year 2000 planning, and also to obtain favorable price reductions based on volume purchases of certain products. No such temporary inventory increases existed as of December 31, 2000, therefore resulting in a decrease in inventory value compared to the prior year. Changes in other assets and liabilities accounted for the remainder of the year-to-year change in operating cash flows.

Net cash flow used in investing activities for 2000 was $9.2 million, compared to $1.8 million in 1999. The $7.5 million increase was primarily due to approximately $4.2 million in cash payments for our 2000 acquisitions. Another $3.4 million related to payment of additional obligations under our 1996 and 1997 acquisition agreements compared to $1.2 million paid in 1999. The remaining increase in cash flow used in investing activities consisted of a $294,000 increase in capital expenditures and $816,000 in additions to other assets, which included loan origination fees paid for securing our $15.0 million term loan, as well as expenditures for development of our OptionMed™ web site.

Net cash flow provided by financing activities was $1.5 million in 2000 versus net cash flow used by financing activities of $9.6 million in 1999. Repayments of debt under our revolving credit facility in 1999 due to strong operating cash flows was the reason for the $9.6 million cash flow usage in that year. Payments for our 2000 acquisitions and for obligations related to our 1996 and 1997 acquisitions exceeded our 2000 net operating cash flow. Therefore, the total outstanding obligations under our credit facility increased, resulting in $1.5 million of net cash flow being provided by financing activities.

Years Ended December 31, 1999 and 1998

Revenue for the year ended December 31, 1999 was $120.4 million, an increase of $5.5 million, or 4.8%, over 1998. Revenue from our regional specialty pharmacy division increased $8.8 million, or 41.4%, due to an increased focus on marketing and growing this segment. Revenue from our local pharmacy division declined by $3.2 million, or 3.5%, due primarily to our decision, made in the second and third quarters of 1998, to terminate participation under contracts to perform network management services. Within the local pharmacy segment, revenue from infusion therapy and specialty pharmacy increased $3.7 million, or 5.0%, due to same-store growth realized by our owned offices. Royalty revenue remained virtually unchanged, as same-store growth within our franchise network compensated for a slight reduction in the total number of franchise locations in 1999 versus 1998. Sales of our MBI software totaled $2.7 million in 1999. The 1999 increase of $449,000 is a result of the roll out of MBI HomeCare 5.0, an upgraded software program, during 1999.

Gross profit of $49.7 million for 1999 represented an increase of $3.9 million, or 8.4%, from the $45.8 million realized in 1998. Our gross profit margin for 1999 increased to 41.3%, compared to 39.9% in 1998, due primarily to a 4.7% increase in the gross profit of the regional specialty pharmacy division from 10.8% in 1998 to 15.5% in 1999. Improved managed care contract pricing and reduced cost of pharmaceuticals due to volume discounts were the main reasons for this improvement. Our local pharmacy division experienced a 3.4% improvement in gross profit margin in 1999 over 1998. This was mostly due to termination of our participation under network management service contracts in the second and third quarters of 1998. The revenue generated in 1998 under these contracts provided little or no gross margin on $6.5 million of network management revenue.

During the first quarter of 1999, we changed our methodology for reporting gross profit. Costs deemed to be directly related to the production of revenue, such as pharmacy and nursing, remained in the cost of service, while all other costs previously reported as patient care services operations were reclassified into selling, general and administrative expenses. We determined that the new method of reporting was more appropriate and provided a more accurate indication of the actual gross profit provided by the revenue. Certain amounts from prior years have been reclassified to conform to the 1999 presentation.

Operating expenses for 1999 declined by $2.9 million, or 6.7%, to $40.4 million from $43.3 million in 1998. Operating expenses as a percentage of revenue declined from 37.7% in 1998 to 33.6% in 1999. Selling, general and administrative expenses decreased by $965,000 or 2.5%, primarily due to increased productivity. The provision for doubtful accounts declined by $2.0 million, or 39.8%, due to the strong cash collections realized in 1999 of outstanding accounts receivable. Amortization of goodwill for 1999 was consistent with 1998 amortization.

Interest expense declined by $1.4 million, or 58.0%, as overall debt was reduced from $22.4 million at December 31, 1998 to $8.6 million at December 31, 1999. The decline came in part from our use of cash on hand to reduce debt upon signing a new credit facility in the first quarter of 1999. In the third quarter of 1998, we had discontinued our practice of using excess cash flow to pay down on our revolving credit facility. Once the new credit facility was in place, we re-instituted this practice and used cash on hand to retire debt. In addition, in 1999 we used our operating cash flow of $7.7 million, generated by strong cash collections of outstanding accounts receivable and improved management of accounts payable, to minimize outstanding amounts under our revolving credit facility.

Income tax provision increased 271.6%, from $842,000 in 1998 to $3.1 million in 1999. This increase was due to increase in income before income taxes from $151,000 in 1998 to $7.8 million in 1999. Income taxes were provided for in 1999 at a 40.3% rate. We believe comparisons to the prior year are not meaningful because we settled outstanding audits and recognized additional tax expense in 1998.

As a result of the forgoing, for the full year of 1999, we recorded net income of $4.6 million, or 3.8%, of revenue, an increase of $5.3 million over the net loss of $691,000 recorded in 1998. Earnings per diluted share increased for the year from a loss of $0.06 in 1998 to $0.39 for 1999, due to the increase in net income, offset by an 855,000 increase, or 7.7%, of diluted shares outstanding. The increase in the diluted shares is due to the 81.5% gain in the market price of our stock at December 31, 1999 compared to December 31, 1998 and to the issuance of shares under certain 1996 and 1997 acquisition agreements.

QUARTERLY INFORMATION

The following table presents certain quarterly statement of earnings data for the years ended December 31, 1999 and 2000 and for the three months ended March 31, 2001 and June 30, 2001. The quarterly statement of earnings data set forth below was derived from our unaudited financial statements and includes all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation thereof. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods.

	1999				2000				2001
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
									(unaudited)

	(dollars in thousands, except per share data)
Revenue	$29,029	$29,572	$30,197	$31,651	$32,771	$33,150	$35,265	$40,088	$45,905	$49,903
Gross profit	11,661	12,250	12,685	13,099	13,058	12,896	13,645	13,890	15,616	17,347
Income before income taxes	1,315	1,865	2,318	2,258	2,596	2,749	3,259	3,316	3,476	3,856
Net income	763	1,081	1,336	1,447	1,610	1,722	2,001	2,122	2,130	2,341
Basic earnings per share	0.07	0.09	0.12	0.12	0.14	0.14	0.17	0.17	0.17	0.19
Diluted earnings per share	$0.07	$0.09	$0.11	$0.12	$0.13	$0.14	$0.16	$0.17	$0.17	$0.18

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations and acquisitions from operating cash flows and borrowings. Our principal demands for liquidity are working capital, acquisition activities and debt service.

As of June 30, 2001, our loan facility provided for a secured revolving credit facility of up to $25.0 million and an unsecured term loan facility of up to $15.0 million. Under the term loan facility, we were able to enter into unsecured term loans until June 30, 2001. Repayment under the term loan facility will be made on a four-year amortization schedule, with the first payment due July 1, 2001. However, the entire balance is due February 2002.

Availability under the revolving credit facility is related to percentages of our outstanding accounts receivable and inventory balances, less certain ineligible amounts, as defined in the facility. Overall borrowings allowable under the revolving credit facility are limited to the lesser of $25.0 million or the total allowable collateral base.

The loan facilities require us to meet certain financial covenants including a fixed charge coverage ratio, a debt ratio, and a debt to operating cash flow ratio, and we are subject to limitations on annual capital expenditures, our ability to make acquisitions, our ability to declare cash dividends and various other matters.

As of June 30, 2001, we had an aggregate of $17.1 million outstanding under the revolving credit facility with an average interest rate for the first six months of 2001 of 7.5%. Also, as of June 30, 2001, we had an aggregate of $10.3 million outstanding under the term loan with an average interest rate for the first six months of 2001 of 8.7%.

As of June 30, 2001, we had working capital of $8.2 million. This decrease in working capital from December 31, 2000 is primarily a result of the reclassification of all borrowings under our loan facility as current liabilities as of June 30, 2001.

As of June 30, 2001, we had no cash on hand. Under our revolving credit facility, we can borrow or pay down our existing debt on a daily basis. We have instituted a policy of using excess cash balances, if any, to retire outstanding debt under our loan facility.

Total debt outstanding was $27.5 million as of June 30, 2001 which represents an increase of $14.7 million, or 115.3%, over the amount of total debt held as of December 31, 2000. The increase was largely the result of borrowings made by us in the first six months of 2001 to fund acquisitions and our associated working capital needs. The increase in accounts receivable during the first six months of 2001, which was the result of higher company revenue from internal and acquisition growth during that period, resulted in reduced cash flows from operations and higher borrowing requirements. The total $27.5 million of debt outstanding as of June 30, 2001 represents an increase of $16.1 million, or 140.0%, over the $11.5 million of debt outstanding at June 30, 2000. Borrowings to fund acquisitions in the third and fourth quarters of 2000 and the first and second quarters of 2001 were the primary reason for the increase in our outstanding debt.

We believe that cash flow from operations, amounts available under our revolving credit facility, and cash generated from the proceeds of the sale of our equity securities will be sufficient to meet our operating cash for the immediate future, including interest and principal repayments due under our existing term loan. In the event that additional capital is required or we are unsuccessful in accessing the market for our common equity, we may not be able to obtain such capital from other sources on terms acceptable to us, if at all.

Our business strategy includes the selective acquisition of additional local pharmacy facilities. Accordingly, we may require additional capital in order to make these acquisitions. It is impossible to predict the amount of capital that may be required for acquisitions, and there is no assurance that sufficient financing for these activities will be available on terms acceptable to us, if at all.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risk from exposure to changes in interest rates based on our financing and cash management activities. We utilize a mix of debt maturities along with both fixed-rate and variable-rate debt to manage our exposure to changes in interest rates. Although there can be no assurances that interest rates will not change significantly, we do not expect changes in interest rates to have a material effect on income or cash flows in 2001. As of December 31, 1999 and 2000 and as of June 30, 2001, our fixed-rate debt was $273,000, $175,000 and $171,000, and our corresponding variable-rate debt was $8.3 million, $12.6 million and $27.4 million. Based on our variable-rate debt at June 30, 2001, a one-percent change in interest rates would result in an annual change in interest expense of approximately $274,000.

Business

We provide pharmacy services to patients on behalf of managed care organizations and other third party payors. We contract with payors to provide infusion therapy, specialty pharmacy and other related services to patients at home or at other alternate-site settings, such as physicians' offices. As of June 30, 2001, our pharmacy and related services are provided locally through our nationwide network of 129 owned and franchised pharmacy locations, and through our three regional specialty pharmacies which operate under the name OptionMed™. For the six months ended June 30, 2001, approximately 74.2% of our revenue was generated from our local pharmacy division and 25.8% from our regional specialty pharmacy division. For the 12 months ended June 30, 2001, we generated revenue of $171.2 million and EBITDA of $18.6 million.

INDUSTRY OVERVIEW

Healthcare related expenditures constitute a large and growing segment of the US economy. According to estimates by the Centers for Medicare & Medicaid Services, national health expenditures reached $1.3 trillion in 2000 and are expected to double over the next decade. Two important trends have emerged in relation to healthcare spending:

•
Government programs, private insurance companies, managed care organizations and self-insured employers have implemented various cost-containment measures to limit the growth of healthcare expenditures. These cost-containment measures, together with technological advances, have resulted in a shift in the delivery of many healthcare services away from traditional hospital settings to more cost-effective settings, including patients' homes.

•
As a result of the proliferation of biotechnology research and development, biotechnology companies and pharmaceuticals manufacturers have developed a variety of high cost specialty injectable pharmaceuticals. These specialty injectable pharmaceuticals are most often used in the treatment of chronic conditions such as multiple sclerosis, growth hormone disorders, hemophilia, cancer and immune deficiency disorders. These specialty injectable pharmaceuticals typically cost over $10,000 per patient per year, are used on a recurring basis for extended periods of time and require special inventory handling, administration and patient compliance monitoring, which traditional pharmacy distribution channels are not designed to handle.

Home Infusion Therapy

Home infusion therapy involves the intravenous administration of medications and the administration of nutrition both intravenously and through feeding tubes. Home infusion therapy is generally administered to treat infections, dehydration, cancer, pain and nutritional deficiencies. Patients are generally referred to home infusion therapy providers by physicians, hospital discharge planners or case managers. The medications are mixed and dispensed under the supervision of a registered pharmacist who is employed by the home infusion therapy provider. The therapy is generally provided in the home of the patient by a registered nurse or trained caregiver.

According to the National Home Infusion Association, the size of the home infusion therapy industry was approximately $4.5 billion in 2000. The industry is highly fragmented. We believe that several factors will contribute to the continuing growth in non-hospital based infusion therapy services, including the following:

•
cost containment pressures;

•
an increased number of therapies that can be safely administered in patients' homes;

•
patient preference for at-home treatment;

•
increased acceptance of home infusion by the medical community;

•
technological innovations such as implantable injection ports, vascular access devices and portable infusion control devices; and

•
an aging population.

Specialty pharmacy services

Specialty injectable pharmaceuticals are medications which require special inventory handling and patient compliance monitoring. They typically cost over $10,000 per patient per year and require refrigeration during shipping and careful handling to prevent potency degradation. Patients receiving treatment usually require special counseling and education regarding their condition and treatment programs. The specialty pharmacy services industry has developed as a result of the proliferation of high cost specialty pharmaceuticals, which are generally injectable, for the treatment of chronic conditions such as multiple sclerosis, growth hormone disorders, hemophilia, cancer and immune deficiency disorders and other chronic conditions. There were approximately twice as many biotechnology pharmaceuticals approved by the Food and Drug Administration in 2000 than in 1995. Retail pharmacies and other traditional distributors generally are set up to carry inventories of low cost, high volume products and therefore are not equipped to handle the high cost, low volume specialty injectable pharmaceuticals that have specialized requirements. As a result, specialty injectable pharmaceuticals are generally provided by pharmacies specializing in filling, labeling and delivering specialty injectable pharmaceuticals and related specialty pharmacy services.

The national market for specialty pharmaceuticals is estimated to be approximately $22 billion according to IMS Health, Inc. data. We expect several factors to contribute to the continuing growth of the specialty pharmacy services industry, including the following:

•
cost containment pressures;

•
development of new pharmaceuticals;

•
direct to consumer advertising;

•
increased acceptance of mail-order distribution; and

•
growing emphasis on care management and compliance monitoring.

OPTION CARE PHARMACY SOLUTION

We provide managed care organizations and other third party payors, patients, physicians and pharmaceutical manufacturers with a cost-effective solution for both home infusion therapy and specialty pharmaceutical products and services nationwide.

•
Payors—We provide payors with a lower cost alternative to providing medications in a hospital setting. We are able to offer payors specialty injectable pharmaceuticals at competitive prices by taking advantage of the combined buying power of our local and regional pharmacies. Because of our competitive pricing, we are able to provide payors with a cost-effective alternative to direct billing of specialty injectable pharmaceuticals by physicians. We also provide payors with utilization and outcomes data to verify the cost-effectiveness of the therapy.

•
Patients—We improve patients' quality of life by allowing them to remain at home while receiving necessary medications, supplies and services. In addition, we help manage patients' conditions through counseling and education regarding their treatment and by providing ongoing monitoring to encourage patient compliance with the prescribed therapy. We also provide services to help patients receive reimbursement benefits.

•
Physicians—We assist physicians with time-intensive patient support by providing care management related to their patients' pharmacy needs. We eliminate the need for physicians to carry inventories of high cost prescriptions by distributing the medications directly to patients' homes or, if required, to the physicians' offices. Additionally, we either bill the payor directly or assist the patient in the submission of claims to the payor.

•
Pharmaceutical manufacturers—Through our local pharmacies and regional specialty pharmacies, we provide pharmaceutical manufacturers with a broad distribution channel for their existing pharmaceuticals and their new product launches. We utilize over 50 salespeople to help pharmaceutical manufacturers increase the visibility of their products to prescribing physicians. We implement patient monitoring programs that encourage compliance with the prescribed therapy. We also provide outcomes and compliance data to the manufacturers.

BUSINESS STRATEGY

Because of our clinical experience and the geographical coverage of our 129 local pharmacies and three regional specialty pharmacies, we believe we are an attractive provider to managed care organizations, insurance companies and other third party payors and referral sources seeking a single source for infusion therapy and specialty pharmacy services. We intend to increase our revenue and profitability by implementing the following strategies:

•
Managed Care Strategy—We intend to leverage existing managed care contracts that currently cover our home infusion business by cross-selling our specialty pharmaceutical products and services to those managed care organizations. We also intend to enter into additional regional and local managed care contracts that cover both our home infusion and our specialty pharmacy services.

•
Pharmaceutical Manufacturer Strategy—We intend to expand our relationships with biotech and other pharmaceutical manufacturers in order to acquire distribution rights to existing and new products.

•
Geographic Expansion Strategy—We intend to increase market share in selected new and existing local markets through the acquisition of independent infusion pharmacies and selected franchised locations and expand into selected new markets through the establishment of new franchised locations.

THE LOCAL PHARMACY NETWORK

As of June 30, 2001, our local pharmacy network of 35 company-owned pharmacy locations and 94 franchised pharmacy locations provided home infusion and specialty injectable pharmaceuticals and services. Our franchised pharmacy locations include 15 franchised locations which provide ancillary infusion therapy services and are not licensed pharmacies. In the six months ended June 30, 2001, specialty injectable pharmaceuticals and related services accounted for approximately 27.1% of revenue from our local pharmacies. These pharmacies offer patients and physicians the following products and services:

•
medication and supplies for administration and use at home;

•
consultation and education regarding the patient's condition and the prescribed medication;

•
clinical monitoring and assistance in monitoring potential side effects; and

•
assistance in obtaining reimbursement.

We provide the following home infusion therapies:

•
Total Parenteral Nutrition—intravenous therapy providing required nutrients to patients with digestive or gastro-intestinal problems, most of whom have chronic conditions requiring treatment for life;

•
Anti-infective Therapy—intravenous therapy providing medication for infections related to diseases such as AIDS, osteomyelitis and urinary tract infections;

•
Pain Management—intravenous or continuous injection therapy, delivered by a pump, providing analgesic pharmaceuticals to reduce pain;

•
Enteral Nutrition—providing nutritional formula by tube directly into the stomach or colon; and

•
Chemotherapy—intravenous therapy providing prescription medications to treat cancer.

We provide specialty pharmacy services to treat the following:

•
Growth Hormone Deficiency—a deficiency that prevents normal growth patterns in children, generally caused by disorders of the pituitary gland or kidneys. Therapy consists of daily injections of growth hormone and usually lasts seven to nine years.

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Respiratory Syncytial Virus—a major cause of respiratory disease in young children and infants. Treatment is directed toward high-risk pediatric patients, typically from infant to age two. The most common treatment consists of monthly injections throughout the "RSV season" which lasts from approximately November through April.

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Hepatitis C Virus—a viral infection which results in an inflammation of the liver. Left untreated, hepatitis C virus can cause serious liver damage. Treatment includes injections of interferon alfa products, which are proteins that boost the body's immune system. Treatment can last up to 24 months.

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Multiple Sclerosis—a chronic, incurable, progressive disease of the central nervous system. The goal of treatment is to decrease the severity, intensity and duration of outbreaks and to slow the progression of the disease. Treatment regimens and products vary widely.

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Hemophilia—an inherited bleeding disorder that is caused by a blood clotting deficiency that results in a longer bleeding time. Hemophilia is one of the most costly diseases to treat. The treatment goal is to raise the level of the deficient clotting factor and maintain it in order to stop the bleeding. Treatments include infusion of the clotting factor products. The length of treatment depends on the severity of the bleeding episode, and the need for treatment continues throughout the life of the patient.

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Immune Deficiency—immune deficiencies are disorders which reduce the patient's ability to identify and destroy substances which do not belong in the human body and are characterized by reduced levels of antibodies. Intravenous immune globulins, which are infused to treat the immune deficiencies, are concentrated antibodies that have been purified from large numbers of human blood donors.

We have developed specific care management programs for growth hormone deficiency, respiratory syncytial virus, hepatitis C virus and multiple sclerosis. Each of these programs provides medication, education, compliance monitoring, reimbursement assistance and other services to patients and physicians to improve clinical and cost-of-care outcomes. Through these care management programs, we are able to collect a broad range of information. This information is commonly used by the pharmaceutical manufacturers on a non-patient specific basis to assist in the long-term assessments of efficacy, side effects, compliance and other measures for their products. Each of our company-owned local pharmacies actively markets our care management programs to local physicians, hospitals and other health care facilities. These programs are also available through participating franchised locations.

Franchise Program

Our franchise program is designed to increase our geographical presence and to provide a national network of pharmacies to service the needs of our managed care customers without extensive capital expenditures. In marketing our franchise program, we target independent infusion pharmacies that would benefit from participating in our national and regional managed care and manufacturer contracts as well as in our marketing programs. Our franchised locations are given a license to operate a bricks and mortar Option Care branded infusion pharmacy in a defined territory to provide infusion therapy and related products and services.

We began selling franchises in 1984, and since then the program has evolved as a result of our experience. We receive a start-up fee upon execution of the franchise agreement with subsequent royalties based on a percentage of gross receipts of the franchised location. Each franchisee is required to maintain a licensed pharmacy equipped to compound medications in a sterile environment as prescribed by physicians. In the version of our program that we are currently marketing, the franchisee must use our proprietary software and obtain specified liability insurance protecting the franchise owner and us against claims arising from the operation of the franchised business. The franchised locations may participate in our managed care and manufacturer contracts. Our franchised locations may also purchase pharmaceuticals and supplies from a preferred list of vendors under contract with us. This frequently allows us and the franchisee to obtain volume discount pricing. The agreements also provide us with a right of first refusal for the potential acquisition of the franchise.

In 1992, our number of franchised locations peaked at 186. Subsequently, we reduced the number of franchised locations to increase efficiency, most often by consolidating, acquiring or terminating franchises. During that time we concentrated on growing our company-owned locations and, beginning in 1997, our regional specialty pharmacy business. As of June 30, 2001, we had 94 franchised pharmacy locations. Our existing franchise agreements begin to come up for renewal in 2004. Between 2004 and 2010, five to ten percent of our current franchise agreements come up for renewal annually.

To facilitate our regional specialty pharmacy business we have entered into participation agreements with franchisees at 56 local pharmacy locations. The participation agreements provide for a payment by us to the franchisee on the sale of selected specialty injectable pharmaceuticals sold by our regional specialty pharmacies and for a reduced royalty rate on related sales made by the franchisee. We continue to offer participation agreements to selected franchisees. The version of our franchise agreement that we are currently marketing specifically provides for specialty pharmacy sales and related services by us in the franchised territory.

REGIONAL SPECIALTY PHARMACIES

Through our regional specialty pharmacy division, operating under the name OptionMed™, we purchase specialty injectable pharmaceuticals from manufacturers or distributors, fill prescriptions provided by physicians and label, package and deliver the pharmaceuticals to patients' homes or physicians' offices either ourselves or by using couriers such as Federal Express. Our regional specialty pharmacies currently offer over 170 different specialty injectable pharmaceuticals. Our regional specialty pharmacies are located in Miami, Florida, Ann Arbor, Michigan and Corona, California. One managed care organization, Blue Cross Blue Shield of Florida, accounts for approximately 72% of our regional specialty pharmacy revenue.

The following table shows our regional specialty pharmacy division's major specialty injectable pharmaceutical offerings by manufacturer, pharmaceutical and condition:

Manufacturer	Pharmaceutical	Condition

Amgen	Epogen	Dialysis Related Anemia
	Neupogen	Neutropenia
AstraZeneca	Zoladex	Endometriosis
Aventis	Lovenox	DVT
Berlex	Betaseron	Multiple Sclerosis
Biogen	Avonex	Multiple Sclerosis
Bristol Myers-Squibb	Taxol	Cancer
Eli Lilly	Humatrope	Growth Hormone Deficiency
Genentech	Herceptin	Cancer
	Nutropin	Growth Hormone Deficiency
Immunex	Enbrel	Rheumatoid Arthritis
	Leukine	Neutropenia
	Novantrone	Cancer/Multiple Sclerosis
MedImmune	Synagis	Respiratory Syncytial Virus
Novartis Opthalmics/QLT	Visudyne	Macular Degeneration
Ortho Biotech	Procrit	Chemotherapy Related Anemia
Schering-Plough	Intron	Hepatitis C
	Rebetron	Hepatitis C
Serono	Serostim	AIDS Wasting
TAP	Lupron	Endometriosis
Teva	Copaxone	Multiple Sclerosis

We purchase many of our specialty injectable pharmaceuticals through preferred distribution agreements, which often allows us to obtain volume or other discounts. As a result of our vendor arrangements, we are able to maintain a "just in time" inventory system which allows us to maintain low inventory levels. In addition, as part of these agreements with pharmaceutical manufacturers, we provide the manufacturers with non-patient specific data on patient demographics, treatment compliance and outcomes. The ability to provide this data is critical to maintain a good relationship with pharmaceutical manufacturers, to obtain distribution rights to new specialty injectable pharmaceuticals in their pipelines, and, in many instances, to obtain discounts from them. Through our services, pharmaceutical manufacturers obtain a reliable and controlled distribution channel for their products. We believe the development of our care management programs and their implementation in our local pharmacy network, along with our ability to provide specific case management services when needed, will be a significant factor in allowing us to become a preferred specialty pharmacy services provider for biotech and other pharmaceutical companies offering new specialty injectable pharmaceuticals.

In August 2001, we executed a participation agreement with GlobeXpharma pursuant to which GlobeXpharma will supply certain pharmaceuticals to our locations via the internet. To date, GlobeXpharma has not supplied any pharmaceuticals to our locations. GlobeXpharma is controlled by our Chairman of the Board, Dr. Kapoor.

CUSTOMERS

We derive most of our revenue from third party payors, such as managed care organizations, insurance companies, self-insured employers and Medicare and Medicaid programs. Currently, we have over 250 contracts with over 75 managed care organizations covering over 50 million lives in 32 states. Of these, 12 contracts relate to our regional specialty pharmacy business. Where permissible, we bill patients for any amounts not reimbursed by third party payors.

Our principal managed care contract is with Blue Cross and Blue Shield of Florida, Inc. which contracts with us through our regional pharmacy located in Miami, Florida. We entered into our initial contract with this customer in June 1997, and in April 2001, we entered into an interim amendment to the contract pending final negotiation of a new contract which provided for reduced pricing and an expansion of the number of Blue Cross and Blue Shield of Florida, Inc. patients to which we may provide pharmaceuticals. In September 2001, we executed the new contract with Blue Cross and Blue Shield of Florida, Inc. which replaces our prior agreement with them regarding specialty injectable pharmaceuticals. This contract is for an initial term of one year, is terminable by either party upon 90 days notice and, unless terminated, renews annually each September for an additional one year term. The new contract further expands the number of Blue Cross and Blue Shield of Florida, Inc. patients to which we may provide pharmaceuticals. We expect to implement expanded services under the new contract in stages over the next 18 to 24 months. There are no minimum purchase requirements in this contract. From 1998 to 2000, our revenue from Blue Cross and Blue Shield of Florida, Inc. increased from approximately $21.5 million to $34.5 million. Approximately 72% of our regional pharmacy revenue for the six months ended June 30, 2001 was related to this contract, and approximately 23% of our total pharmacy revenue for the six months ended June 30, 2001, other than revenue from royalties, sale and support of MBI software and other revenue, was related to this contract. In 1998, 1999 and 2000, approximately 22%, 25% and 27% of our total pharmacy revenue and approximately 76%, 77% and 74% of our regional specialty pharmacy revenue was related to this contract. For the three months ended June 30, 2001 approximately 16% of our total pharmacy revenue came from governmental programs such as Medicare and Medicaid.

ACQUISITION PROGRAM

The acquisition of independent infusion pharmacies and selected franchised locations is an important part of our growth strategy. Since March 31, 2001, we have acquired eight local pharmacies through five separate asset acquisition agreements. The aggregate purchase price for these acquisitions was $8,406,694 paid in cash at closing, with up to an additional $2,130,000 payable in cash through 2003 if certain financial targets are met. After consolidations with our existing company-owned local pharmacies these acquisitions will provide us with four new company-owned local pharmacy locations. Acquisition candidates are evaluated based on the pharmacy's location, profitability, consolidation opportunities, existing relationships in the marketplace and prospects for growth. The success of our acquisition program is significantly dependent upon our successful integration of the acquired pharmacy into our system. Integration is a defined process which is accomplished by our integration team, made up of representatives from our clinical, human resources, accounting, purchasing, management information and reimbursement departments.

PROPRIETARY DATA MANAGEMENT SYSTEM

Our wholly owned subsidiary, Management by Information, Inc. has developed a proprietary software system called "Management by Information," which is used to manage the operations of our regional and local company-owned pharmacies. The software system manages the intake, dispensing, clinical, billing and collection processes. We believe that this system gives us an advantage over our competitors in the specialty pharmacy market by providing us with the ability to gather and organize data for many different uses. For example, a pharmaceutical manufacturer may request certain data in a format that is customized to meet that particular manufacturer's needs. The MBI developmental staff assists in automating the collection of different data requests from the pharmaceutical manufacturers. The MBI staff also are integral members of our integration team assisting us in integrating our acquired offices. All of our company-owned local pharmacies, other than recent acquisitions which are being integrated, and 43 of our franchised local pharmacies use the Management by Information system. We also sell and service our software system to non-affiliated home infusion pharmacy and durable medical equipment companies.

SALES AND MARKETING

We conduct our sales and marketing efforts through two groups. The first group is comprised of our Senior Vice President of Sales and our four Regional Vice Presidents of Sales. This group focuses on developing new contracts with national and regional managed care organizations and other third party payors for both our local pharmacy network and our regional specialty pharmacy business.

The second group is comprised of approximately 50 sales personnel, who focus on developing new infusion therapy and specialty pharmacy business on local and regional levels. The 50 sales personnel are located in our company-owned local pharmacies throughout the US. Positioning sales personnel on a local level allows us to focus on local referral sources such as physicians, hospital discharge planners and case managers.

Substantially all of our new patients are referred by physicians, medical groups, hospital discharge planners, case managers employed by Health Maintenance Organizations, Preferred Provider Organizations or other managed care organizations, insurance companies and home care agencies. Our sales force is responsible for establishing and maintaining these referral sources.

Our two-tier system of marketing allows us to pass leads from our national managed care contacts to our network of locally-placed sales personnel. Additionally, the existence of our contracts with national managed care organizations provide our local sales personnel with more flexibility and leverage for sales in local markets. This cross-utility enables us to market our services to numerous sources of patient referrals, including physicians, hospital discharge planners, hospital personnel, HMOs, PPOs or other managed care organizations, and insurance companies. Local marketing focuses on our infusion therapy business and our care management programs, with an emphasis on certain key therapies.

COMPETITION

Our local pharmacies primarily compete in the large and highly fragmented home infusion market for contracts with managed care organizations and other third party payors and referrals from physicians, case managers and hospital discharge planners. Competition in the home infusion market is based on quality of care, cost of service and reputation. Some of our current and potential future competitors include integrated home healthcare providers such as Apria Healthcare Group Inc., Lincare Holdings, Inc. and Gentiva Health Services Inc., local providers of alternate site healthcare services such as hospitals, local home health agencies and other local providers. Some of these competitors have, and our potential future competitors may have, greater financial, operational, sales and marketing resources than us.

Other regional specialty pharmacies compete in the large and highly fragmented specialty pharmacy services market. We face competition in obtaining contracts with managed care organizations and other third party payors and for distribution contracts with pharmaceutical manufacturers. Competition in the specialty pharmacy market is based on price, reliability of service and reputation. Some of our current and potential future competitors include specialty pharmacy providers such as Accredo Health Inc., Priority Healthcare Corporation, Caremark Therapeutic Services and others, specialized retail pharmacies such as ProCare, a division of CVS Corporation, pharmacy benefit management companies and retail pharmacies. Some of these competitors have, and our potential future competitors may have, greater financial, operational, sales and marketing resources than us.

GOVERNMENTAL REGULATION

The healthcare industry is subject to extensive regulation by a number of governmental entities at the federal, state and local level. The industry is also subject to frequent regulatory change. Laws and regulations in the healthcare industry are extremely complex and, in many instances, the industry does not have the benefit of significant regulatory or judicial interpretation. Moreover, our business is impacted not only by those laws and regulations that are directly applicable to us but also by certain laws and regulations that are applicable to our managed care and other clients. If we fail to comply with the laws and regulations directly applicable to our business, we could suffer civil and/or criminal penalties and we could be excluded from participating in Medicare, Medicaid and other federal and state healthcare programs.

If our franchisees fail to comply with the laws and regulations applicable to their businesses, they could suffer civil and/or criminal penalties and/or be excluded from participating in Medicare, Medicaid and other federal and state healthcare programs, which could have an adverse impact on our business.

The healthcare industry is undergoing significant change as third party payors, such as Medicare and Medicaid, health maintenance organizations and other health insurance carriers increase efforts to control the cost, utilization and delivery of healthcare services. Reductions in reimbursement by Medicare and Medicaid and other third party payors may be implemented from time to time. These cost control efforts may result in a decline in the prices that we are able to sell our products and services for which would have a material adverse effect on our gross profit margins and overall profitability.

Professional Licensure.  Nurses, pharmacists and other healthcare professionals employed by us are required to be individually licensed or certified under applicable state law. We take steps to ensure that our employees possess all necessary licenses and certifications, and we believe that our employees comply in all material respects with applicable licensure laws.

Each of our franchisees is responsible for ensuring the licensing or certification of its employees in accordance with applicable law and is responsible for any failure to do so.

Pharmacy Licensing and Registration.  State laws require that each of our pharmacy locations be licensed as an in-state pharmacy to dispense pharmaceuticals in that state. Certain states also require that certain of our pharmacy locations be licensed as an out-of-state pharmacy if we deliver prescription pharmaceuticals into those states from locations outside of the state. We believe that we substantially comply with all state licensing laws applicable to our business. If we are unable to maintain our licenses or if states place burdensome restrictions or limitations on non-resident pharmacies, our ability to operate in some states would be limited, which could adversely impact our business and results of operations.

Laws enforced by the Drug Enforcement Administration, as well as some similar state agencies, require our pharmacy locations to individually register in order to handle controlled substances, including prescription pharmaceuticals. A separate registration is required at each principal place of business where the applicant dispenses controlled substances. Federal and state laws also require that we follow specific labeling, reporting and record-keeping requirements for controlled substances. We maintain federal and state controlled substance registrations for each of our facilities that require such registration and follow procedures intended to comply with all such record-keeping requirements.

Many states in which we are operating also require home infusion companies to be licensed as home health agencies. We believe we are in compliance with these laws as applicable.

Food, Drug and Cosmetic Act.  Provisions of this federal law govern the handling and distribution of pharmaceutical products. This law exempts many pharmaceuticals and medical devices from federal labeling and packaging requirements as long as they are not adulterated or misbranded and are dispensed in accordance with and pursuant to a valid prescription. To the extent that this law applies to us, we believe that we comply with the documentation, record-keeping and storage requirements.

Fraud and Abuse Laws—Anti-Kickback Statute.  The federal Anti-Kickback statute prohibits individuals and entities from knowingly and willfully paying, offering, receiving, or soliciting money or anything else of value in order to induce the referral of patients or to induce a person to purchase, lease, order, arrange for, or recommend services or goods covered by Medicare, Medicaid, or other government healthcare programs. The Anti-Kickback statute is extremely broad and potentially covers many standard business arrangements. Violations can lead to significant criminal and civil penalties, including fines of up to $25,000 per violation, civil monetary penalties of up to $50,000 per violation, assessments of up to three times the amount of the prohibited remuneration, imprisonment, and /or exclusion from participation in Medicare, Medicaid, and other government healthcare programs. The Office of the Inspector General of the US Department of Health and Human Services has published regulations that identify a limited number of specific business practices that fall within safe harbors guaranteed not to violate the Anti-Kickback statute. We attempt to safe harbor our business relationships. But while not all of our business relationships meet all of the elements of the published safe harbors, conformity with the safe harbors is not mandatory and failure to meet all of the requirements of an applicable safe harbor does not make conduct illegal. The Office of Inspector

General is authorized to issue advisory opinions regarding the interpretation and applicability of the federal Anti-Kickback law, including whether an activity constitutes grounds for the imposition of civil or criminal sanctions. We have not, however, sought such an opinion.

A number of states have in place statutes and regulations that prohibit the same general types of conduct as those prohibited by the federal laws described above. Some states' anti-fraud and anti-kickback laws apply only to goods and services covered by Medicaid. Other states' anti-fraud and anti-kickback laws apply to all healthcare goods and services, regardless of whether the source of payment is governmental or private.

Fraud and Abuse Laws—False Claims Act.  We are subject to state and federal laws that govern the submission of claims for reimbursement. These laws generally prohibit an individual or entity from knowingly and willfully presenting a claim or causing a claim to be presented for payment from Medicare, Medicaid or other third party payors that is false or fraudulent. The standard for "knowing and willful" often includes conduct that amounts to a reckless disregard for whether accurate information is presented by claims processors. Penalties under these statutes include substantial civil and criminal fines, exclusion from the Medicare program and imprisonment. One of the most prominent of these laws is the federal False Claims Act, which may be enforced by the federal government directly or by a private plaintiff on the government's behalf. Under the False Claims Act, both the government and the private plaintiff, if successful, are permitted to recover substantial monetary penalties, as well as an amount equal to three times actual damages. A number of states, including states in which we operate, have adopted their own false claims provisions as well as their own qui tam provisions whereby a private party may file a civil lawsuit in state court. We believe that we have procedures in place to ensure the accurate completion of claims forms and requests for payment by facilities owned by us.

In recent years, federal and state government agencies have increased the level of enforcement resources and activities targeted at the healthcare industry. In addition, federal law allows individuals to bring lawsuits on behalf of the government alleging false or fraudulent Medicare or Medicaid claims and certain other violations of federal law. The use of these private enforcement actions against healthcare providers has increased dramatically in the recent past, in part because the individual filing the initial complaint is entitled to share in a portion of any settlement or judgment.

Limitations on Physician Self-Referral Law (Stark Law).  The federal Stark Law generally prohibits a physician from making referrals for certain health services to entities in which he/she or a family member has an ownership or investment interest. On January 4, 2001, the Center for Medicare and Medicaid Services issued Phase I of the final Stark Law regulations in the form of a final rule. The Center for Medicare and Medicaid Services previously issued proposed regulations regarding the Stark Law on January 9, 1998 covering the same general subject matter as the Phase I guidance and the to-be-provided Phase II guidance. The Stark Law is currently in effect and most of the provisions of the Phase I regulations will become effective on January 4, 2002. However, liberalized rules regarding physician financial relationships with home health services became effective February 5, 2001.

The Phase I regulations address the provisions in paragraphs (a), (b), and (h) of Section 1877 of the Social Security Act and applies to services covered by Medicare, Medicaid, and other government healthcare programs. Those subsections cover: the Stark Law's prohibition on referrals for designated health services by physicians to entities with which they have a financial relationship unless an exception applies; the exceptions that apply to ownership and/or compensation arrangements; and definitions of Stark Law terms, including definitions of "group practice" and each of the identified designated health services. Designated Health Services include outpatient pharmaceuticals, parenteral and enteral nutrition products; home health services; durable medical equipment; physical and occupational therapy services; and inpatient and outpatient hospital services.

Phase II will address the ownership/investment and compensation exceptions in paragraphs (c), (d) and (e) of Section 1877 and the reporting requirements and sanctions under paragraphs (f) and (g), respectively, and will further address the exception for services furnished in an ambulatory surgical center in an end-stage renal dialysis facility or by a hospice organization. Phase II will also address Section 1903(s) of the Act that which extends aspects of the referral prohibition to the Medicaid Program; comments received in response to Phase I; certain proposals for new exceptions; and reporting requirements.

The Center for Medicare and Medicaid Services promises to release Phase II in the near future. However, because Phase I solicited comments for Phase II that were due by April 4, 2001, it is unlikely that Phase II will be released any earlier than the summer of 2001. Based on experience with previous Stark Law comments that were published more than two years after the close of the comment period, it may be much longer before Phase II is released and the impact of the new regulations will have to then be assessed.

Health Insurance Portability and Accountability Act of 1996.  Subtitle F of the Health Insurance Portability and Accountability Act of 1996 was enacted to improve the efficiency and effectiveness of the healthcare system through the establishment of standards and requirements for the electronic transmission of certain health information. To achieve that end, the act requires the Secretary of the United States Department of Health and Human Services to promulgate a set of interlocking regulations establishing standards and protections for health information systems, including standards for the following:

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the development of electronic transactions and code sets to be used in those transactions;

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the development of unique health identifiers for individuals, employers, health plans, and healthcare providers;

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the security of individual health information;

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the transmission and authentication of electronic signatures; and

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the privacy of individually identifiable health information.

Final rules setting forth standards for electronic transactions and code sets were published on August 17, 2000 and for the privacy of individually identifiable health information on December 28, 2000, both of which apply to health plans, healthcare clearinghouses and healthcare providers who transmit any health information in electronic form in connection with certain administrative and billing transactions. Proposed rules that include standards for unique health identifiers for employers and healthcare providers, as well as standards related to the security of individual health information and the use of electronic signatures have been published. Compliance with the privacy regulations is required by April 2003. Compliance with the proposed rules for health identifiers and security standards is not expected to be required before 2003.

We are currently evaluating the effect of the proposed and final rules published to date and have developed a task force to address the standards set forth in these rules and their effect on our business. Given the complexity of the regulations and the fact that not all of the standards have been issued in final form, we cannot estimate at this time the cost of compliance.

HIPAA also has created new healthcare related crimes, and granted authority to the Secretary of the DHHS to impose certain civil penalties. Particularly, the Secretary may now exclude from Medicare any individual with a direct or indirect ownership interest in an entity convicted of health care fraud or excluded from the program. HIPAA encourages the reporting of health care fraud by allowing reporting individuals to share in any recovery made by the government. HIPAA also requires new programs to control fraud and abuse, and new investigations, audits and inspections.

New crimes under HIPAA include:

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knowingly and willfully committing a federal health care offense relating to a health care benefit program; and

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knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false or fraudulent statements in connection with claims and payment for health care services by a health care benefit plan.

These provisions of HIPAA criminalized situations that previously were handled exclusively civilly through repayments of overpayments, offsets and fines. We believe that our business arrangements and practices comply with HIPAA. However, a violation could subject us to penalties, fines or possible exclusion from Medicare or Medicaid. Such sanctions could reduce our revenue or profits.

Balanced Budget Act.  Each state operates a Medicaid program funded in part by the Federal government. The states may customize their programs within federal limitations. Each state program has its own payment formula and recipient eligibility criteria. In recent years, changes in Medicare and Medicaid programs have resulted in limitations on, and reduced levels of, payment and reimbursement for a substantial portion of health care goods and services. For example, the federal Balanced Budget Act of 1997, even after the restoration of some funding in 1999 and in 2000, will continue to cause significant reductions in spending levels for the Medicare and Medicaid programs. In spring of 2000, some state Medicaid agencies reduced their reimbursement rates to correspond to the new average wholesale prices published by First Data Bank.

Franchise Regulation.  We are subject to regulations adopted by the Federal Trade Commission, and to certain state laws that regulate the offer and sale of franchises. The FTC's Trade Regulation Rule on Franchising and certain state laws require that we furnish prospective franchise owners with a Uniform Franchise Offering Circular containing information prescribed by the Rule and applicable state laws and regulations. There are certain states that also regulate the offer and sale of franchises and, in almost all cases, require registration of the UFOC with state authorities.

We are also subject to a number of state laws that regulate some substantive aspects of the franchisor-franchisee relationship. These laws may limit a franchisor's ability to:

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terminate or not renew a franchise without good cause;

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interfere with the right of free association among franchise owners;

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disapprove the transfer of a franchise;

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discriminate among franchisees regarding changes, royalties and other fees; and

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place new facilities near existing franchisees.

These laws also may limit the duration and scope of non-competition provisions. To date, these laws have not precluded us from seeking franchisees in any given area and have not had a material adverse effect on our operations.

Although bills intended to regulate certain aspects of franchise relationships have been introduced into Congress on several occasions during the past decade, none have been enacted. We are not aware of any pending franchise legislation that in our view is likely to significantly affect our operations. We believe that our operations comply substantially with the Rule and applicable state franchise laws.

SERVICE MARKS

We have registered with the federal government OPTION CARE®, OptionMed™ and MBI®, among others, as service marks. We believe that Option Care is becoming increasingly recognized by many referral sources as representing a reliable, cost-effective source of pharmacy services. We believe that the use of these service marks do not violate or otherwise infringe the rights of others.

EMPLOYEES

As of June 30, 2001, we employed 876 persons on a full-time basis and 502 persons on a part-time basis. Of our full-time employees, 84 were corporate management and administrative personnel and the remaining 792 were employees of company-owned locations, primarily in clinical, management and administrative positions.

We consider employee relations to be good. None of our employees is covered by a collective bargaining agreement.

LEGAL PROCEEDINGS AND INSURANCE

From time to time, we are named as a party to legal claims and proceedings in the ordinary course of business. We are not aware of any claims or proceedings against us or any of our franchisees that we believe are likely to have a material financial impact on us.

We currently maintain insurance for general and professional liability claims in an aggregate amount that we believe to be sufficient given the nature of our business. We also require each franchisee to maintain general liability and professional liability insurance covering both the franchise and us, at coverage levels that we believe to be sufficient. These policies provide coverage on a claims-made or occurrence basis and have certain exclusions from coverage. These insurance policies must generally be renewed annually. There can be no assurance that insurance coverage will be adequate to cover liability claims that may be asserted against us or that adequate insurance will be available in the future at acceptable cost. To the extent that liability insurance is not adequate to cover liability claims against us, we will be responsible for the excess.

Management

The following table sets forth certain information with respect to our directors and executive officers:

Name	Age	Position

Dr. John N. Kapoor	57	Chairman of the Board, Director
Rajat Rai	34	President, Chief Executive Officer, Director
Bruce Kutinsky	35	Senior Vice President, Chief Operating Officer
Cathy Bellehumeur	51	Senior Vice President, Secretary, Corporate Compliance Officer and General Counsel
Carla M. Pondel	36	Chief Financial Officer
James G. Andress	62	Director
Jerome F. Sheldon	66	Director
James M. Hussey	41	Director

John N. Kapoor, Ph.D., has been Chairman of the Board of Directors since October 1990. He served as our Chief Executive Officer from June 2000 to April 2001. Pursuant to the terms of our agreement with E. J. Financial Enterprises, Inc., Dr. Kapoor provides strategic advice to us. Dr. Kapoor otherwise devotes minimal time to our daily operations. Previously, he served as Chief Executive Officer from August 1993 to April 1996 and served as President from August 1993 through October 1993 and from January 1995 through February 1996. Dr. Kapoor also served as Chief Executive Officer and President from March 1991 to May 1991. In addition, Dr. Kapoor is President of E. J. Financial Enterprises, Inc., a position he has held since April 1990. From June 1982 to April 1990, Dr. Kapoor held several positions with Lyphomed, Inc., including Chairman, Chief Executive Officer and President. Dr. Kapoor is also a Director of Integrated Surgical Systems, Inc. and First Horizon Pharmaceutical Corporation and the Chairman of the Board and Director for each of NeoPharm, Inc. and Introgen Therapeutics, Inc. Dr. Kapoor is also Chairman of the Board, Director and interim Chief Executive Officer of Akorn, Inc. Dr. Kapoor received his Ph.D. in medicinal chemistry from the State University of New York and a B.S. in pharmacy from Bombay University.

On August 8, 2001 a purported class action lawsuit was filed against Akorn, Inc., Dr. Kapoor and Akorn's former Chief Executive Officer alleging violations of the federal securities laws by issuing a series of false and misleading press releases and filing false and misleading periodic reports concerning Akorn's financial results and business prospects. In Akorn's quarterly report on Form 10-Q dated August 15, 2001, Akorn, Inc. stated that Akorn, Inc. and its counsel had not yet completed their review of the complaint and that Akorn, Inc. believes that the complaint is without merit and plans to defend the suit vigorously. Option Care, Inc. is not a party to the lawsuit.

Rajat Rai has served as Chief Executive Officer since April 2001 and as a member of the Board of Directors since May 2001. He has been President since June 2000 and served as Chief Operating Officer from August 1999 to April 2001. He had previously been Executive Vice President of Option Care Enterprises, Inc. since October 1998. Mr. Rai has been employed by us since August 1992, and has served in many positions ranging from Senior Vice President to General Manager. He has also held a variety of finance positions. Prior to joining us, he received his M.B.A. in Finance from Wayne State University, and he also holds a B.S. in Mechanical Engineering from Regional Engineering College in Warangal, India.

Bruce Kutinsky has served as Chief Operating Officer since May 2001. He served as Senior Vice President of Option Care Enterprises, from August 2000 to May 2001. Mr. Kutinsky has been employed by us since March 1997, and has served in many positions with the company. From 1990 to 1997, he was the owner of an Option Care franchise in Ann Arbor, Michigan, which Option Care acquired in 1997. Mr. Kutinsky is a registered pharmacist and received his doctor of pharmacy degree from the University of Michigan.

Cathy Bellehumeur has been Secretary and General Counsel since February 1994, a Vice President since March 1994, Corporate Compliance Officer since May 1995 and Senior Vice President since January 1997. Prior to joining us, Ms. Bellehumeur was an attorney in private practice with Godfrey & Cahn, S.C., Milwaukee, Wisconsin from May 1987 to August 1991 and with Ross & Hardies, Chicago, Illinois from August 1991 to January 1994. Ms. Bellehumeur graduated Magna Cum Laude from Marquette University Law School and also has a Masters Degree in Education.

Carla M. Pondel has been Chief Financial Officer since October 2000. From August 1999 to October 2000, Ms. Pondel was Director, Global Finance of Baxter International, Inc. From August 1998 to August 1999, she was Treasurer of PathoGenesis Corporation. From August 1997 to August 1998, she was Assistant Treasurer and Director of Investor Relations of Boise Cascade Office Products Corporation. From September 1988 to August 1997, Ms. Pondel held various finance and accounting positions of increasing responsibility with Baxter International, Inc. and a spin-off company, Caremark International Inc. Ms. Pondel has a B.S. in Accountancy from the University of Illinois at Champaign-Urbana, an M.B.A. in Finance and Marketing from the J. L. Kellogg Graduate School of Management at Northwestern University and is a Certified Public Accountant.

James G. Andress has been a member of our Board of Directors since November 1991. Mr. Andress served as Chairman and Chief Executive Officer of Warner-Chilcott, PLC, a pharmaceutical company, from November 1996 until his retirement in October 2000. From May 1990 until September 1995, Mr. Andress served as Chief Executive Officer of Information Resources, Inc., a software and information services company, and served as President and Chief Operating Officer of such company from March 1994 to September 1995. He currently serves as a director of Information Resources, Inc., Allstate Corporation, Sepracor, Inc. and XOMA Corp.

Jerome F. Sheldon has been a member of our Board of Directors since November 1991. Mr. Sheldon was President and Chief Executive Officer of Medicine Shoppe International, Inc., a franchisor of retail pharmacies, from March 1980 to June 1990, a Director from March 1980 to February 1991 and a consultant from July 1990 to June 1991. During most of this period, Mr. Sheldon was also a Director of the International Franchise Association and a trustee of the St. Louis College of Pharmacy. Since 1999, Mr. Sheldon has been a Director and Chairman of the Board of First Dental Health, an independent network of 6,000 dental offices in California. He holds a B.A. from Brooklyn College, and M.B.A. and J.D. degrees from Columbia University.

James M. Hussey has been a member of our Board of Directors since August 1999. From 1999 to the present, Mr. Hussey has served as President and Chief Executive Officer of NeoPharm, a biopharmaceutical company specializing in the development and marketing of new and innovative pharmaceuticals for the diagnosis and treatment of cancer. From 1994 to 1998, Mr. Hussey formed and operated his own company, Physicians Quality Care, which was the third largest IPA management company in Chicago. He sold PQC in 1998. From 1983 to 1994, Mr. Hussey was employed by Bristol-Myers Squibb, where he held numerous senior level positions in marketing, sales and new business development. Mr. Hussey is a graduate of Butler University College of Pharmacy and a licensed pharmacist. He holds an MBA from the University of Illinois.

The board of directors is composed of six persons. At present, the board has one vacancy. The board of directors is divided into three classes, with each class having a three-year term with the terms of office of each class ending in successive years. All executive officers are elected by the board of directors and serve until their successors are duly elected by the board of directors.

Principal and selling stockholders

The following table states the beneficial ownership of our capital stock as of June 30, 2001 of (i) each director, (ii) each of the executive officer as listed below, (iii) all directors and executive officers as a group, (iv) each other person known to be a "beneficial owner" of more than five percent of our capital stock as of June 30, 2001. Except as otherwise indicated, we believe the persons listed in the table have sole voting and investment power with respect to the stock owned by them.

			Percentage Ownership
Name(1)	Number of Shares Owned(2)		As of June 30, 2001(3)	After The Offering

James G. Andress	74,000		*	*
Cathy Bellehumeur	69,265		*	*
Irwin Halperin	37,252		*	*
James M. Hussey	29,000		*	*
John N. Kapoor, Ph.D.	6,241,495	(4)	48.9%	39.6%
Kent Kerkhof	7,500		*	*
Bruce Kutinsky	54,396		*	*
Rajat Rai	129,769		1.0%	*
Jerome F. Sheldon	74,000		*	*
All directors and executive officers as a Group (11 persons)	6,716,677	(4)	52.6%	42.6%

*
Less than one percent

(1)
Except as otherwise indicated, each individual has sole voting and investment power over the shares listed beside his or her name. The address for each person is 100 Corporate North, Suite 212, Bannockburn, Illinois 60015.

(2)
Includes the following shares that such persons and group have the right to acquire currently or within 60 days after June 30, 2001 upon the exercise of stock options: Mr. Andress—74,000 shares; Ms. Bellehumeur—67,500 shares; Mr. Halperin—7,500 shares; Mr. Hussey—24,000 shares; Mr. Kerkhof—7,500 shares; Mr. Kutinsky—10,000 shares; Mr. Rai—77,575 shares; Mr. Sheldon—74,000 shares; and all directors and executive officers as a group—342,075 shares.

(3)
The percentage calculations for beneficial ownership are based upon 12,415,596 shares of Common Stock issued and outstanding as of June 30, 2001 plus, for each person or the group, the number of shares subject to options exercisable currently or within 60 days after June 30, 2001 by such person or group.

(4)
Includes 3,136,228 shares owned by E.J. Financial/OCI Management, L.P., of which Dr. Kapoor is the managing general partner, 1,200,000 shares owned by the E.J. Financial Investments II L.P., of which Dr. Kapoor is the managing partner, 1,158,621 shares owned by the E.J. Financial Investments III, L.P., of which Dr. Kapoor is the managing general partner, 507,937 shares owned by the Kapoor Family Partnership, L.P., of which Dr. Kapoor is the sole general partner, and 200,109 shares owned by the John N. Kapoor Trust dated September 20, 1989, of which Dr. Kapoor is the sole trustee and sole current beneficiary.

E.J. Financial/OCI Management, L.P., one of the entities controlled by Dr. Kapoor as described in footnote 4 to the table above, has agreed to sell to the underwriters up to 450,000 shares of common stock solely to cover over-allotments, if any, incurred in connection with this offering. If the underwriters exercise their over-allotment option in full, Dr. Kapoor's beneficial ownership of our common stock after this offering would be reduced to 36.8%. The following table sets forth the selling stockholder's ownership before and after the offering.

				Percentage Ownership
Name and Address	Number of Shares Owned as of June 30, 2001	Number of Shares to be Sold in the Offering*	Number of Shares Owned After the Offering*	As of June 30, 2001(3)	After The Offering*

E.J. Financial/OCI Management, L.P. 225 East Deerpath Road, Suite 250 Lake Forest, Illinois 60015	3,136,228	450,000	2,686,228	25.3%	17.4%

*
Assuming the maximum of 450,000 shares sold to cover over-allotments.

Underwriting

We, the selling stockholder and the underwriters named below have entered into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC, J.P. Morgan Securities, Inc., Raymond James & Associates, Inc. and Leerink Swann & Company are the representatives of the several underwriters.

Underwriters	Number of Shares

UBS Warburg LLC
J.P. Morgan Securities, Inc.
Raymond James & Associates, Inc.
Leerink Swann & Company

Total	3,000,000

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy up to an additional 450,000 shares from the selling stockholder named under "Principal and selling stockholders" at the public offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 450,000 shares from the selling stockholder.

	No exercise of over-allotment option	Full exercise of over-allotment option

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $723,000.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $      per share from the public offering price. If all the shares are not sold at the public offering price, the representative may change the offering price and the other selling terms.

We, the selling stockholder and each of our directors and executive officers have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus without the prior written consent of UBS Warburg LLC.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales may be either "covered short sales" or "naked short sales." Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because its representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

In addition, in connection with this offering, certain of the underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

We and the selling stockholder have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect thereof.

In the ordinary course of their respective businesses, the underwriters and certain of their affiliates may in the future engage in investment and commercial banking or other transactions with us, including the provision of certain advisory services and making loans to us.

Legal matters

Some legal matters with respect to the common stock offered under this prospectus will be passed upon for Option Care, Inc. by Greenberg Traurig, P.A., West Palm Beach, Florida. Dewey Ballantine LLP, New York, New York is counsel for the underwriters in connection with the offering.

Experts

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Where you can find more information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C. 20549, at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at: http://www.sec.gov. You can also inspect reports and other information we file at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, Washington, D.C. 20006.

Incorporation of certain documents by reference

The SEC allows us to "incorporate by reference" some of the documents we file with it into this prospectus, which means:

•
we can disclose important information to you by referring you to those documents;
•
the information incorporated by reference is considered to be part of this prospectus; and
•
later information that we file with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act.

•
our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 as amended by Amendment No. 1 dated September 10, 2001;
•
our Quarterly Reports on Form 10-Q for the fiscal three months ended March 31, 2001 and June 30, 2001; all other reports filed by us pursuant to Section 13(a) or 15 (d) of the Exchange Act since December 31, 2000;
•
our Current Report on Form 8-K dated August 31, 2001 and our Current Report on Form 8-K dated September 10, 2001;
•
our definitive Proxy Statement, dated April 13, 2001, filed in connection with our 2001 Annual Meeting of Stockholders; and
•
the description of our common stock filed as part of our Registration Statement on Form 8-A dated February 20, 1992 (Registration No. 000-19878).

We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of the prospectus and the termination of the offering.

We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless specifically incorporated by reference into those documents). Please direct requests to us at the following address:

Option Care, Inc.
100 Corporate North, Suite 212
Bannockburn, Illinois 60015
Attn: Cathy Bellehumeur

Index to financial statements

Page

(1) Financial Statements:
Consolidated Financial Statements
Independent Auditors' Report—Ernst & Young LLP	F-2
Consolidated Balance Sheets—December 31, 1999 and 2000	F-3
Consolidated Statements of Operations—Years Ended December 31, 1998, 1999, and 2000	F-4
Consolidated Statements of Stockholders' Equity—Years Ended December 31, 1997, 1998, 1999, and 2000	F-5
Consolidated Statements of Cash Flows—Years Ended December 31, 1998, 1999, and 2000	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Condensed Consolidated Financial Statements
Condensed consolidated balance sheets—December 31, 2000 and June 30, 2001	F-22
Condensed consolidated statements of income—Three and six months ended June 30, 2000 and 2001	F-23
Condensed consolidated statements of cash flows—Six months ended June 30, 2000 and 2001	F-24
Notes to condensed consolidated financial statements—June 30, 2001	F-25
(2) Financial Statement Schedule:
Schedule II—Valuation and Qualifying Accounts	F-30

F–1

INDEPENDENT AUDITORS' REPORT

The Board of Directors

Option Care, Inc.

We have audited the accompanying consolidated balance sheets of Option Care, Inc. and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedule listed in the Index on F-1. These financial statements and schedule are the responsibility of Option Care's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Option Care, Inc. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole presents fairly in all material respects, the information set forth therein.

                      Ernst & Young LLP

Chicago, Illinois
February 23, 2001

F–2

Option Care, Inc.

CONSOLIDATED BALANCE SHEETS

December 31, 1999 and 2000

(in thousands, except share and per share amounts)

	1999	2000

Assets
Current assets:
Cash and cash equivalents	$—	$—
Trade accounts receivable, less allowance of $4,113 and $5,092, respectively	22,697	28,845
Current portion of notes receivable, less allowance of $119 and $79, respectively	112	91
Inventory, net	3,608	2,320
Deferred income tax benefit	2,889	3,308
Prepaid expenses	795	631
Other current assets	342	178

Total current assets	30,443	35,373
Notes receivable, less allowance of $239 and $226, respectively	121	—
Equipment and other fixed assets, net	4,808	4,182
Goodwill, net	21,395	25,859
Other intangible assets, net	672	1,166
Other long-term assets	195	245

Total assets	$57,634	$66,825

Liabilities and Stockholders' Equity
Current liabilities:
Cash overdraft	$3,964	$770
Current portion of long-term debt	142	833
Trade accounts payable	5,747	5,854
Income tax payable	623	500
Accrued wages and related employee benefits	3,595	4,033
Deferred purchase price liability	1,210	216
Accrued expenses	3,486	2,173

Total current liabilities	18,767	14,379
Long-term debt, less current portion	8,448	11,951
Long-term deferred income tax liability	714	933
Minority interest	163	404
Other long-term liabilities	236	490

Total liabilities	28,328	28,157

Stockholders' equity:
Common stock, $.01 par value, 30,000,000 shares authorized, 11,492,853 and 12,134,961 shares issued and outstanding, respectively	115	121
Common stock to be issued, 234,701 and 124,901 shares, respectively	740	352
Additional paid-in capital	44,695	46,984
Accumulated deficit	(16,244)	(8,789)

Total stockholders' equity	29,306	38,668

Total liabilities and stockholders' equity	$57,634	$66,825

The accompanying notes are an integral part of these consolidated financial statements.

F–3

Option Care, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 1998, 1999 and 2000

(in thousands, except per share amounts)

	1998	1999	2000

Revenue:
Infusion and services:
Infusion therapy and other healthcare services	$74,949	$78,686	$90,523
Royalty fees	8,700	8,702	8,795
Product sales and other	10,121	3,134	2,913
Specialty pharmacy	21,170	29,927	39,043

Total revenue	114,940	120,449	141,274
Cost of revenue:
Cost of goods sold	51,366	53,864	68,197
Cost of services provided	17,743	16,890	19,588

Total cost of revenue	69,109	70,754	87,785

Gross profit	45,831	49,695	53,489
Operating expenses:
Selling, general and administrative expense	37,853	36,888	37,444
Provision for doubtful accounts	4,936	2,970	2,297
Amortization of goodwill	504	553	674

Total operating expenses	43,293	40,411	40,415

Operating income	2,538	9,284	13,074
Other income (expense), net:
Interest expense	(2,392)	(1,004)	(1,027)
Other, net	5	(524)	(127)

Total other expense, net	(2,387)	(1,528)	(1,154)

Income before income taxes	151	7,756	11,920
Provision for income taxes	842	3,129	4,465

Net income (loss)	$(691)	$4,627	$7,455

Net income (loss) per common share:
Basic	$(0.06)	$0.40	$0.61

Diluted	$(0.06)	$0.39	$0.60

Shares used in computing net income (loss) per common share:
Basic	11,071	11,483	12,135

Diluted	11,071	11,926	12,488

The accompanying notes are an integral part of these consolidated financial statements.

F–4

Option Care, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 1997, 1998, 1999 and 2000

(in thousands)

	Common Stock
			Common Stock to be Issued	Additional Paid-In Capital	Accumulated Deficit	Stockholders' Equity
	Shares	Amounts

December 31, 1997	10,732	$108	$1,425	$42,049	$(20,180)	$23,402

Net loss	—	—	—	—	(691)	(691)
Common stock to be issued, net	—	—	(198)	—	—	(198)
Issuance of common stock	274	2	—	1,224	—	1,226

December 31, 1998	11,006	110	1,227	43,273	(20,871)	23,739

Net income	—	—	—	—	4,627	4,627
Common stock to be issued, net	—	—	(487)	—	—	(487)
Issuance of common stock	487	5	—	1,422	—	1,427

December 31, 1999	11,493	115	740	44,695	(16,244)	29,306

Net income	—	—	—	—	7,455	7,455
Common stock to be issued, net	—	—	(388)	—	—	(388)
Issuance of common stock	642	6	—	1,878	—	1,884
Income tax benefit from exercise of stock options	—	—	—	411	—	411

December 31, 2000	12,135	$121	$352	$46,984	$(8,789)	$38,668

The accompanying notes are an integral part of these consolidated financial statements.

F–5

Option Care, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 1998, 1999 and 2000

(in thousands)

	1998	1999	2000

Cash flows from operating activities:
Net income (loss)	$(691)	$4,627	$7,455
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,473	2,768	3,037
Provision for doubtful accounts	4,936	2,970	2,297
Deferred income taxes	267	(520)	(200)
Other	—	—	411
Changes in assets and liabilities, net of effects from acquisitions:
Trade accounts and notes receivable	5,985	(1,948)	(6,354)
Inventory	192	(1,511)	1,421
Prepaid expenses and other current assets	2,090	(297)	331
Trade accounts payable	(1,713)	(746)	(128)
Accrued wages and related benefits	(169)	930	432
Income tax payable	—	1,072	(123)
Accrued expenses and other liabilities	(1,453)	338	(813)

Net cash provided by operating activities	12,917	7,683	7,766

Cash flows from investing activities:
Purchases of equipment and other, net	(2,120)	(667)	(961)
Other assets, net	—	119	(697)
Payments for acquisitions, net of stock to be issued	(1,258)	(1,204)	(7,559)

Net cash used in investing activities	(3,378)	(1,752)	(9,217)

Cash flows from financing activities:
Cash overdraft	(145)	3,964	(3,194)
Net borrowings (payments) under credit agreements	(6,400)	(13,483)	4,292
Payments on capital leases	(142)	(226)	(160)
Payments of notes payable	(215)	(59)	—
Issuance of common stock	1,028	208	513

Net cash provided by (used in) financing activities	(5,874)	(9,596)	1,451

Net increase (decrease) in cash and cash equivalents	3,665	(3,665)	—
Cash and cash equivalents, beginning of year	—	3,665	—

Cash and cash equivalents, end of year	$3,665	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

F–6

Option Care, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

1. Description of Business and Summary of Significant Accounting Policies

a. Description of Business

Option Care, Inc. provides specialty pharmaceutical products and related services, infusion therapy and other ancillary healthcare services through a national network of company-owned and franchised locations. Through our wholly-owned OptionMed™ subsidiary, we contract with managed care organizations and physicians to become their specialty pharmacy, dispensing and delivering specialized pharmaceuticals, assisting with clinical compliance information and providing pharmacy consulting services. Through our established national network of 129 Option Care locations, we contract with managed care organizations, third party payors, hospitals, physicians and other referral sources to provide pharmaceuticals and complex compounded solutions to patients for intravenous delivery in the patients' homes or other non-hospital settings. Many of our locations provide other ancillary healthcare services as well, such as nursing, respiratory therapy and durable medical equipment. In addition, we operate Management by Information, Inc., a supplier of data management products and support services to the infusion and home medical equipment industry.

As of December 31, 2000, we had 129 locations operating in 32 states. Existing offices include 103 offices owned and operated by franchise owners and 27 offices owned and operated by Option Care.

b. Principles of Consolidation

The consolidated financial statements include Option Care and its 50 percent or more owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

c. Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

d. Cash and Cash Equivalents

Option Care considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

e. Financial Instruments

The fair value of Option Care's financial instruments approximates their carrying value.

f. Inventory

Inventory, which consists primarily of pharmaceuticals and medical supplies, is stated at cost, which approximates market, and is accounted for on the first-in, first-out (FIFO) basis.

g. Long-Lived Assets

Equipment and other fixed assets are stated at cost. Equipment purchased under capital leases is stated at the lower of the present value of minimum lease payments at the beginning of the lease term or fair value at the inception of the lease. Depreciation on equipment is calculated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements and equipment purchased under

F–7

capital leases are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset.

Goodwill, which represents the excess of fair market value over the cost of net assets acquired, is amortized on a straight-line basis over 20 to 40 years. Gross goodwill as of December 31, 1999 was $23.4 million, less accumulated amortization of $2.0 million, while gross goodwill as of December 31, 2000 was $28.6 million, less accumulated amortization of $2.7 million.

Certain intangible assets, arising from certain of Option Care's 1996, 1997, and 2000 acquisitions, are being amortized on a straight-line basis over the estimated useful life of each asset, ranging from 3 to 5 years. Loan origination fees, software development costs and web site development costs, totaling a combined $1.1 million, are also being amortized over useful lives of 3 to 5 years. The gross value of other intangible assets as of December 31, 1999 was $1.8 million, less accumulated amortization of $1.1 million, compared to the gross value of other intangible assets of $2.8 million, less accumulated amortization of $1.6 million, as of December 31, 2000.

Long-lived assets and certain identifiable intangibles are reviewed for impairment in value based upon non-discounted future cash flows, and appropriate losses are recognized whenever the carrying amount of an asset may not be recovered. No such impairment was noted as of December 31, 2000.

h. Income Taxes

Option Care files a consolidated federal income tax return with all of its 80 percent or more owned subsidiaries. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as net operating loss and capital loss carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated financial statements in the period that includes the enactment date.

i. Common Stock to be Issued

As of December 31, 1999, in addition to Employee Stock Purchase Plan withholdings, common stock to be issued also included the dollar value of anticipated payments of stock to former owners for amounts due under several of our 1996 and 1997 purchase agreements. These amounts represented additional purchase price for these acquisitions. During 2000, all such payments of stock were made, and there are no additional amounts payable in stock as of December 31, 2000. As of December 31, 2000, common stock to be issued consists solely of the total amount withheld from employees for the purchase of shares under the Employee Stock Purchase Plan.

j. Revenue Recognition

i.  Infusion therapy & other home health revenue is reported at the estimated net realized amounts from patients, third party payors and others for services rendered. Revenue is recognized upon confirmation of delivery of goods or provision of services. Revenue under certain third party payor agreements is subject to audit and retroactive adjustments. Provisions for estimated third party payor settlements and adjustments are estimated in the period the related services are rendered and are adjusted in future periods as final settlements are determined.

F–8

During 1999 and 2000, approximately 18% and 16%, respectively, of infusion therapy and other home health revenue and patient accounts receivable was reimbursable through governmental programs, such as Medicare and Medicaid. Governmental programs pay for services based on fee schedules and rates that are determined by the related governmental agency. Option Care's concentration of credit risk relating to trade account receivables is limited due to our diversity of patients and payors.

Laws and regulations governing government programs are complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates may change. Option Care believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties and exclusion from the government programs.

ii.  Royalty fees are based on the gross cash receipts reported by Option Care's franchises for the applicable year. Franchise agreements provide for royalties on either 9% of gross receipts (subject to certain minimums and discounts), or on a sliding scale ranging from 9% to 3% depending on the levels of such receipts and other certain factors. Initial franchise fees are recognized when franchise training and substantially all other initial services have been provided.

iii.  Product sales and other revenue consist primarily of monthly support fees, software sales, and training fees billed by Management by Information, our wholly-owned subsidiary, to a variety of clients, primarily hospital-based or free-standing home infusion providers. Revenue is recognized in the period in which the sales occur or the services are provided. Revenue from software sales is recognized upon shipment of the physical product according to the terms of the applicable contract, at which time collectibility is probable. Support fees revenue is recognized ratably over the term of the related agreements. Revenue from training fees is recognized as services are performed.

iv.  Specialty pharmacy revenue is reported at the estimated net realized amounts from third party payors and others for the pharmaceutical products provided to physicians, patients, and pharmacies. Most specialty pharmacy revenue and accounts receivable are reimbursed based upon predetermined fee schedules. Revenue is recognized upon shipment of goods to customers.

k. Cost of Revenue

Cost of revenue consists of two components—cost of goods, and cost of services provided. Cost of goods consists of the actual cost of pharmaceuticals and other medical supplies provided. Cost of services provided consists of all other costs directly related to the production of revenue, such as shipping and handling, pharmacy and nursing wages and other related costs.

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l. Net Income (Loss) Per Common Share

The reconciliation of net income (loss) per common share for the years ended December 31, 1998, 1999 and 2000 is as follows: (in thousands, except for per share amounts)

	For the Year Ended December 31, 1998
	Income	Shares	Per Share

Basic loss per share	$(691)	11,071	$(0.06)
Effect of dilutive securities	—	—	—

Diluted loss per share	$(691)	11,071	$(0.06)

	For the Year Ended December 31, 1999
	Income	Shares	Per Share

Basic earnings per share	$4,627	11,483	$0.40
Effect of dilutive securities	—	443	(0.01)

Diluted earnings per share	$4,627	11,926	$0.39

	For the Year Ended December 31, 2000
	Income	Shares	Per Share

Basic earnings per share	$7,455	12,135	$0.61
Effect of dilutive securities	—	353	(0.01)

Diluted earnings per share	$7,455	12,488	$0.60

The effect of dilutive securities is primarily from stock options. Such securities were not included in the calculation of diluted loss per share in 1998 as the impact would have been anti-dilutive.

m. Comprehensive Income

Option Care has no significant components of comprehensive income.

n. Related Party Transactions

Option Care engages in transactions with companies controlled by the Company's Chairman of the Board of Directors. For the years ended December 31, 1998, 1999 and 2000, Option Care purchased health care consulting services of $118,000, $168,000 and $183,000, respectively, from a company for which the Chairman serves as president. In addition, Option Care sublet office space to a company for which the Chairman also serves as chairman of the board of directors. Total rental payments received from this company for the years ended December 31, 1998, 1999 and 2000 were equal to $30,000, $35,000 and $32,000, respectively.

o. Staff Accounting Bulletin No. 101

The Company's revenue recognition policies are in compliance with Staff Accounting Bulletin No. 101. The adoption of Staff Accounting Bulletin No. 101 resulted in no material impact to the Company's statement of financial position and results of operations.

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2. Segment Reporting

In 2000, Option Care realigned its internal management reporting into two distinct business segments: (i) infusion and services, and (ii) specialty pharmacy. Infusion and services segment revenue consist primarily of home infusion and other home health care services revenue, royalties earned under our franchise agreements, and software sales, support fees, and training charges. Specialty pharmacy segment revenue are derived from the preparation and delivery of injectable and other specialty pharmaceutical products to patients and physicians under managed care contracts. The most significant assets directly allocable to the specialty pharmacy segment consist of inventories and accounts receivable. Prior to 2000, Option Care operated as one business segment.

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Condensed segmental Statements of Operations for the years 1998, 1999, and 2000 are presented below. Inter-segment sales are eliminated in consolidation.

	Year ended December 31, 1998
	Infusion & Services	% of Total Net Sales	Specialty Pharmacy	% of Total Net Sales	Total	% of Total Net Sales

Net sales to external customers	$93,770		$21,674		$115,444
Inter-segment net sales	—		(504)		(504)

Total net sales	93,770	100.0%	21,170	100.0%	114,940	100.0%
Total direct costs	50,221	53.6%	18,888	89.2%	69,109	60.1%
Gross profit	43,549	46.4%	2,282	10.8%	45,831	39.9%
Operating income	1,018	1.1%	1,520	7.2%	2,538	2.2%
Total assets	$56,906		$2,486		$59,392
	Year ended December 31, 1999
	Infusion & Services	% of Total Net Sales	Specialty Pharmacy	% of Total Net Sales	Total	% of Total Net Sales

Net sales to external customers	$90,522		$32,530		$123,052
Inter-segment net sales	—		(2,603)		(2,603)

Total net sales	90,522	100.0%	29,927	100.0%	120,449	100.0%
Total direct costs	45,464	50.2%	25,290	84.5%	70,754	58.7%
Gross profit	45,058	49.8%	4,637	15.5%	49,695	41.3%
Operating income	6,056	6.7%	3,228	10.8%	9,284	7.7%
Total assets	$52,247		$5,387		$57,634
	Year ended December 31, 2000
	Infusion & Services	% of Total Net Sales	Specialty Pharmacy	% of Total Net Sales	Total	% of Total Net Sales

Net sales to external customers	$102,231		$47,047		$149,278
Inter-segment net sales	—		(8,004)		(8,004)

Total net sales	102,231	100.0%	39,043	100.0%	141,274	100.0%
Total direct costs	54,076	52.9%	33,709	86.3%	87,785	62.1%
Gross profit	48,155	47.1%	5,334	13.7%	53,489	37.9%
Operating income	10,389	10.2%	2,685	6.9%	13,074	9.3%
Total assets	$61,662		$5,163		$66,825

3. Business Combinations

At various dates during 1996 and 1997, Option Care purchased the assets and ongoing operations of several of our franchises. Option Care recorded an additional $2.9 million and $3.0 million goodwill, in 1999 and 2000, respectively, from payments made under certain of these acquisition agreements due to the meeting of certain financial milestones.

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Option Care completed four acquisitions in 2000. In the second quarter, we acquired the business of a hospital-based home health agency in northwest Washington. In the third quarter, Option Care completed a stock acquisition of our Sterling, VA (Washington D.C. area) franchise, and acquired the assets of our Hemet (west of Los Angeles), CA franchise. Finally, in the fourth quarter, we purchased the assets of our Rockwall (Dallas), TX franchise. The aggregate purchase price for these acquisitions was $4.6 million, of which $4.2 million was paid in cash, and $0.4 million is payable in future cash consideration. Also, an estimated $1.3 million additional consideration will be payable in cash in 2001 if certain financial targets are reached. The purchase method of accounting was used for all acquisitions, and $2.1 million in goodwill was recorded. The accompanying consolidated financial statements include the results of operations of all acquired businesses from the date of acquisition.

The unaudited pro-forma results of operations, affected by the 2000 acquisitions as if they had occurred as of January 1, 1998, were as follows:

	1998	1999	2000

Net revenue	$122,615	$129,760	$149,961
Net income (loss)	(658)	4,959	7,904
Net income (loss) per diluted share	$(0.06)	$0.42	$0.63

4. Equipment and Other Fixed Assets

Equipment and other fixed assets consists of:

	1999	2000

Equipment	$12,833	$11,006
Capitalized computer software	613	613
Leasehold improvements	1,162	1,134

Equipment and other fixed assets	14,608	12,753
Less accumulated depreciation and amortization	9,800	8,571

Equipment and other fixed assets, net	$4,808	$4,182

Fixed asset purchases and 2000 business acquisitions resulted in equipment additions of $1.7 million. Capitalized computer software is being amortized over a three-year period, which is the estimated life of the product. Amortization expense for capitalized software was $204 in both 1999 and 2000.

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5. Long-Term Debt

Long-term debt consists of:

	1999	2000

Revolving credit facility, due February, 2002	$8,317	$9,609
Term loans, due February 2002	—	3,000
Notes payable, secured by various assets, with maturities through 2005 at interest rates ranging from 8% to 10%	151	117
Capital lease obligations	122	58

	8,590	12,784
Less current portion	142	833

Long-term debt	$8,448	$11,951

Maturities of credit facility (revolving loans and term loans), notes payable and capital lease obligations are:

Year Ending December 31,	Credit Facility	Notes Payable	Capital Lease Obligations

2001	$750	$28	$48
2002	11,859	28	12
2003	—	25	2
2004	—	26	—
2005 and beyond	—	10	—

	$12,609	$117	62

Less amounts representing interest			4

Present value of net minimum lease payments			$58

On February 5, 1999, Option Care entered into a $25 million Loan and Security Agreement with Banc of America Commercial Finance Corporation. This agreement provided for borrowing up to $25 million on revolving loans. On June 30, 2000, the agreement was amended and restated to increase the total facility to $40 million, consisting of $25 million available on revolving loans, plus $15 million available under term loans. The purpose of the amendment was to allow Option Care the available capital to acquire selected franchises and other healthcare companies upon approval by the lenders and by our Board of Directors. Under the revised agreement, Option Care may enter into term loans from June 30, 2000 through June 30, 2001. Repayments under these term loans will be made on a four year amortization schedule, with the first payment due July 1, 2001, except that the entire $40 million facility is due to expire in February 2002. Option Care would be subject to early termination fees if the loan were terminated prior to its natural expiration.

The amended and restated agreement requires Option Care to meet certain financial covenants including, but not limited to: fixed charge coverage ratio; debt ratio; debt to operating cash flow ratio; and limitations on annual capital expenditures. Under this agreement, Option Care is prohibited from declaring any cash dividend on its common stock. Option Care paid a facility fee of $0.2 million when the original agreement was signed in 1999, and paid an additional $0.2 million upon signing the

F–14

amended and restated agreement on June 30, 2000. Upon signing the original facility agreement in February 1999, Option Care wrote off $185 of deferred financing costs related to the previous facility.

Under the current facility agreement, Option Care may elect interest rates on the revolving loan ranging from LIBOR plus 2.125%, to the bank's reference rate. Interest on the term loan ranges from LIBOR plus 3.200%, to the bank's reference rate plus 1%. The average interest rate paid under the Agreement for 1999 was 7.7%, compared to an average rate of 9.2% paid in 2000.

Availability under the revolving loan portion of the facility is related to percentages of our outstanding accounts receivable and inventory balances, less certain ineligible amounts, as defined within the amended and restated loan and security agreement. Overall borrowings allowable under the revolving loan portion are limited to the lesser of $25 million or the total allowable collateral base. The revolving loan portion is secured by Option Care's assets, as well as by all of the issued and outstanding Common Stock of each of Option Care's subsidiaries. Availability under the term loan portion of the facility is limited to $15 million, and is subject to approval by the lender. The term loan portion of our total facility is unsecured. Prior to November 1, 1999, the John N. Kapoor Trust, dated September 20, 1989, ("the Trust"), had pledged an irrevocable letter of credit ("the LOC") totaling $7,000 in favor of Bank America Business Credit to support additional borrowings that exceeded the allowable collateral base as defined in the Agreement. The LOC was issued on February 5, 1999, was reduced by $2,500 twice in the subsequent four months and eliminated in total effective November 1, 1999. In exchange for the LOC, Option Care paid administrative fees to the Trust of $94 prior to its elimination.

Option Care leases certain computer equipment and medical equipment under long-term lease agreements. Most of these agreements have a term of 36 months and are classified as capital leases. The net book values of the computer equipment and medical equipment under capital leases were $172 and $58 for 1999 and 2000, respectively.

6. Provision for Income Taxes

The income tax provision (benefit) consisted of the following:

	Current	Deferred	Total

1998:
Federal	$493	$233	$726
State	82	34	116

	$575	$267	$842

1999:
Federal	$3,286	$(467)	$2,819
State	363	(53)	310

	$3,649	$(520)	$3,129

2000:
Federal	$4,296	$(184)	$4,112
State	369	(16)	353

	$4,665	$(200)	$4,465

F–15

A reconciliation between the income tax expense recognized in Option Care's Consolidated Statement of Operations and the income tax expense computed by applying the U.S. Federal corporate income tax rate of 34%, 35% and 35% for 1998, 1999, and 2000, respectively, to earnings (loss) before income taxes follows:

	1998	1999	2000

Computed "expected" tax expense	$51	$2,715	$4,172
Increase (decrease) in income taxes resulting from:
Amortization of goodwill	55	55	54
State income taxes, net of federal income tax benefit	8	310	349
Settlement of 1992-1995 IRS audit and adjustments	739	—	—
Other, net	(11)	49	(110)

Total provision	$842	$3,129	$4,465

Deferred income tax assets and (liabilities) at December 31, 1999 and 2000 include:

	1999		2000
	Current	Noncurrent	Current	Noncurrent

Deferred tax assets:
Allowance for doubtful accounts	$1,661	$—	$2,032	$—
Allowance for notes receivable	140	—	120	—
Accrued expenses	118	—	200	—
Severance accrual	—	—	107	—
Accrued wages and benefits	489	—	250	—
Insurance claims payable	177	—	155	—
Accrued legal fees	332	—	272	—
Reserve for discontinued operations	7	—	—	—
Capital loss carry-forward	—	575	—	—
Other, net	(35)	—	172	—

Total deferred tax assets	2,889	575	3,308	—
Valuation allowance	—	(575)	—	—

Net deferred tax asset	2,889	—	3,308	—
Deferred tax liabilities:
Tax over book depreciation	—	(63)	—	120
Internally developed software	—	80	—	(85)
Intangible assets	—	(434)	—	(623)
Other, net	—	(297)	—	(345)

Total deferred tax liabilities	—	(714)	—	(933)

Net deferred income tax asset (liability)	$2,889	$(714)	$3,308	$(933)

The valuation allowance was reduced by $575 during the year ended December 31, 2000 as a result of the reduction of the non-current deferred tax asset.

Option Care believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax asset.

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7. Stock Incentive Plan

Option Care's Amended and Restated Incentive Plan (1997) was originally adopted by the Board and approved by the shareholders on September 11, 1991 and amended on February 21, 1997 and again on May 12, 2000 (the "Incentive Plan"). The Incentive Plan provides for the award of cash, stock, and stock unit bonuses, and the grant of stock options and stock appreciation rights ("SARs"), to officers and employees of Option Care and its subsidiaries and other persons who provide services to Option Care on a regular basis. On February 21, 1997, Option Care's Board of Directors and shareholders approved an increase in the amount of shares reserved for the Incentive Plan to 2,000,000 shares of Common Stock. On May 12, 2000, the amount of shares was further increased to 2,500,000. All options under the Incentive Plan must be exercised within ten years after the grant date. As of December 31, 2000, no cash, stock, stock unit bonuses or SARs have been granted pursuant to the Incentive Plan.

The following schedule details the changes in options granted under the Incentive Plan for the three years ending December 31, 2000:

	1998		1999		2000
Options	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price

Outstanding at beginning of year	977,715	$4.16	1,424,840	$1.95	1,262,276	$1.73
Granted	928,300	1.63	101,500	3.24	566,250	6.22
Exercised	(18,250)	3.28	(1,500)	0.75	(212,937)	0.81
Terminated	(462,925)	3.95	(262,564)	3.53	(301,336)	2.39

Outstanding at end of year	1,424,840	1.95	1,262,276	1.73	1,314,253	3.63

Options exercisable at year-end	435,123		510,746		540,651

Weighted average fair value of options granted during the year	$0.89(a )		$3.24		$6.14

(a)
Includes an aggregate of 262,500 shares of options re-priced in October 1998 from exercise prices ranging from $3.375 to $6.00, to an exercise price of $0.75.

F–17

The following table summarizes information about the Incentive Plan and options outstanding at December 31, 2000:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/00	Weighted-Avg. Remaining Contractual Life	Weighted-Avg. Exercise Price	Number Exercisable at 12/31/00	Weighted-Avg. Exercise Price

$0.75 to $1.00	431,550	7.5 years	$0.76	241,775	$0.76
$2.25 to $3.47	155,065	6.5 years	$3.08	88,190	$2.83
$3.75 to $4.38	242,300	4.6 years	$4.02	207,237	$4.02
$5.00 to $7.50	485,338	9.5 years	$6.15	3,449	$5.64

$0.75 to $7.50	1,314,253			540,651

Option Care applies Accounting Principles Board (APB) Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans.

Had compensation cost for Option Care's stock-based compensation plan been determined based on FASB Statement No. 123, Option Care's net income (loss) and income (loss) per common share in 1998, 1999, and 2000 on a pro-forma basis would have been:

	1998	1999	2000

Net income (loss):
as reported	$(691)	$4,627	$7,455
pro forma	$(731)	$4,533	$7,313
Net income (loss) per common share—basic:
as reported	$(0.06)	$0.40	$0.61
pro forma	$(0.07)	$0.39	$0.60
Net income (loss) per common share—diluted:
as reported	$(0.06)	$0.39	$0.60
pro forma	$(0.07)	$0.38	$0.59

The fair value of options granted under Option Care's stock option plan during 1998, 1999 and 2000, was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield, expected volatility of 65% for 1998, 74% for 1999, and 67% for 2000, risk free interest rate of 4.65% for 1998, 5.00% for 1999, and 5.00% for 2000, and expected lives of 5 years for each year.

F–18

8. Employee Benefit Programs

a. 401(k) Plan

Option Care has a defined contribution plan under which Option Care may make matching contributions based on employee contributions. The match, if any, is determined at discretion by the Board of Directors of Option Care. The plan is intended to qualify as a deferred compensation plan under Section 401(k) of the Internal Revenue Code of 1986. Contributions are invested at the direction of the employee into one or more funds. All employees who have attained the age of 20 1/2 with one year's service are eligible for participation in the plan. As of January 2001, the one-year service requirement has been reduced to three months. The amount of expense recognized in 1998, 1999, and 2000 related to this plan totaled $304, $322, and $407, respectively. In each of these years, Option Care elected to match 100% of the first 3% contributed by each employee.

b. Employee Stock Purchase Plan

The 1996 Employee Stock Purchase Plan, (ESPP) which had an expiration date of December 31, 2000, permitted eligible employees, per the ESPP, the ability to acquire shares of Option Care's stock through payroll deductions, up to a maximum of $21,250, or 15% of eligible wages. Employees could enroll in the ESPP once a year, in December of the prior year for participation in the next year. Employees were allowed to stop their participation at any time during the year, but could not re-enroll until the following year. In addition, enrolled employees could increase or decrease their participation percentage in June, effective July 1 of that year.

The price paid for the shares issued under the ESPP is at a 15% discount from the lower of the average of the ask and bid prices, as listed on the Nasdaq National Market, for Option Care's shares on the first and the last business day of each year. The shares are issued in January of the following year from un-issued shares. In January 2000, 123,925 shares were issued for the 1999 plan year. For the 2000 plan year, 124,901 shares were issued in January 2001.

A new 2001 Employee Stock Purchase Plan was approved by the shareholders and the Board of Directors on May 12, 2000. The most significant change is that the 2001 plan has two enrollment periods, instead of one as in the 1996 plan. Employees may enroll in December to participate effective January 1stof the plan year, or in June to participate effective July 1st. However, shares are still only purchased once, in January of the following year, and an employee may not re-enroll after stopping participation in the current plan year. The price paid per share under the 2001 plan has been changed slightly. The price will be at a 15% discount from the lower of the closing price on the beginning and ending dates of the enrollment period, as listed on the Nasdaq National Market. However, if either day is not a trading day, the price used for that day will equal the lower of the closing price per share on the last preceding and next following trading days.

9. Commitments and Contingencies

Certain of Option Care's purchase agreements for acquisitions made in 1997 and 1996, obligated Option Care to pay additional consideration to former owners based upon either the acquired business's achievement of certain milestones, the attainment of certain financial results, or per contractual obligation. The contingency period for these payments is through December 31, 2001. Amounts to be paid out under these agreements will be recorded as additional goodwill in the year that the amounts become certain. In 1999 and 2000, respectively, 204,563 shares and 303,746 shares

F–19

of Option Care's Common Stock were issued under these agreements. Based on 2001 performance, an additional $254 in cash could become payable under the 1996 and 1997 purchase agreements. This represents the maximum future obligation under these agreements.

Our 2000 purchase agreements for the Option Care franchises in Sterling, VA, Hemet, CA, and Rockwall, TX require Option Care to pay additional consideration if certain financial results are achieved. The minimum future obligation is $400. Measurement periods range from six months to three years after the acquisition date, with the final period ending on December 31, 2003. None of the future obligations is payable in Option Care Common Stock.

Certain management employees of Option Care have agreements that provide for the payment of salary and benefits through a specific time frame. The agreements can only be terminated early for cause, as defined in the agreements. These agreements are not renewable and Option Care currently has no plans in extending the agreements currently in place.

Option Care is subject to claims and legal actions that may arise in the ordinary course of business. However, Option Care maintains insurance to protect against such claims or legal actions. Option Care is not aware of any litigation either pending or filed that might have a potential impact on Option Care's financial position and results of operations.

Option Care leases office space under leases that are classified as operating leases. Operating lease expense for 1998, 1999, and 2000 was $2,980, $3,350, and $3,250, respectively. The future minimum lease payments for our facility leases are as follows:

Year Ending December 31,

2001	$2,071
2002	1,323
2003	821
2004	477
2005 and beyond	186

$4,878

10. Supplemental Cash Flow Information

	1998	1999	2000

Interest and taxes paid (refund):
Interest	$3,125	$996	$978

Income taxes paid (refund)	(876)	2,422	4,465

Non-cash investing and financing activities:
Stock issued for 1996 & 1997 franchise acquisitions	88	729	1,519

Additions to obligation under capital leases(a)	$23	$—	$61

(a)
The additional capital lease obligations in 2000 were related to lease obligations assumed under our 2000 business acquisition agreements. No other new capital leases were signed in 2000.

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11. Subsequent Events

On January 16, 2001, Option Care acquired the assets of the Option Care franchise in Columbus, OH, which operates a home health agency and network management business in addition to its Option Care home infusion franchise. On February 8, 2001, Option Care acquired the assets of Professional Home Health Services, LLP, an independent home infusion and home health agency business operating in the Los Angeles suburb of Thousand Oaks, CA. The aggregate purchase price for these acquisitions was $2,850, paid in cash. Additional consideration, up to a maximum of $1,350, will be payable in cash in 2001 and 2002 if certain financial targets are reached.

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Option Care, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

December 31, 2000 and June 30, 2001

(in thousands, except share and per share amounts)

	December 31, 2000 (Note 1)	June 30, 2001 (Unaudited)

Assets
Current assets:
Cash and cash equivalents	$—	$—
Accounts receivable, net	28,845	40,353
Inventories, net	2,320	4,398
Deferred tax asset	3,308	2,957
Other current assets	900	1,736

Total current assets	35,373	49,444
Equipment and other fixed assets, net	4,182	5,615
Goodwill, net	25,859	31,008
Other assets	1,411	1,913

Total assets	$66,825	$87,980

Liabilities and Stockholders' Equity
Current liabilities:
Cash overdraft	$770	$1,352
Current portion of long-term debt	833	27,401
Trade accounts payable	5,854	6,997
Other current liabilities	6,922	5,450

Total current liabilities	14,379	41,200
Long-term debt, less current portion	11,951	121
Other liabilities	1,423	2,099
Minority interest	404	427

Total liabilities	28,157	43,847
Stockholders' equity:
Preferred stock, $.01 par value per share, 5,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.01 par value per share, 30,000,000 shares authorized, 12,134,961 and 12,415,596 shares issued and outstanding at December 31, 2000 and June 30, 2001	121	124
Common stock to be issued, 124,901 and 36,773 shares at December 31, 2000 and June 30, 2001	352	239
Other stockholders' equity	38,195	43,770

Total stockholders' equity	38,668	44,133

Total liabilities and stockholders' equity	$66,825	$87,980

See notes to condensed consolidated financial statements.

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Option Care, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Three and six months ended June 30, 2000 and 2001

(unaudited)

(in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2000	2001	2000	2001

Revenue	$33,150	$49,903	$65,921	$95,808
Cost of revenue	20,254	32,556	39,967	62,845

Gross profit	12,896	17,347	25,954	32,963
Selling, general and administrative expenses	9,125	11,921	18,312	23,004
Provision for doubtful accounts	555	847	1,344	1,411
Amortization of goodwill	157	237	314	462

Total operating expenses	9,837	13,005	19,970	24,877
Operating income	3,059	4,342	5,984	8,086
Interest expense	(198)	(413)	(449)	(754)
Other expense, net	(112)	(73)	(191)	—

Income before income taxes	2,749	3,856	5,344	7,332
Income tax provision	1,027	1,515	2,013	2,860

Net income	$1,722	$2,341	$3,331	$4,472

Net income per common share:
Basic	$0.14	$0.19	$0.28	$0.36

Diluted	$0.14	$0.18	$0.27	$0.35

Shares used in computing net income per share:
Basic	11,968	12,403	11,968	12,324

Diluted	12,433	12,967	12,434	12,792

See notes to condensed consolidated financial statements.

F–23

Option Care, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Six months ended June 30, 2000 and 2001

(unaudited)

(in thousands)

	Six Months Ended June 30,
	2000	2001

Cash flows from operating activities:
Net income	$3,331	$4,472
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	1,468	1,794
Provision for doubtful accounts	1,344	1,411
Other	—	514
Changes in assets and liabilities:
Accounts receivable	(2,155)	(9,585)
Inventory	1,874	(457)
Change in other current assets and current liabilities	(3,663)	(2,380)

Net cash provided (used) by operating activities	2,199	(4,231)

Cash flows from investing activities:
Purchases of equipment and other, net	(562)	(1,329)
Additions to other assets, net	(47)	112
Payments for acquisitions, net of cash acquired	(2,255)	(10,320)

Net cash used in investing activities	(2,864)	(11,537)

Cash flows from financing activities:
Increase (decrease) in cash overdraft	(2,405)	582
Net borrowing on credit agreements	2,980	14,741
Payments on capital leases and other debt	(102)	(34)
Proceeds from issuance of stock	192	479

Net cash provided by financing activities	665	15,768

Net increase in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of period	—	—

Cash and cash equivalents, end of period	$—	$—

See notes to condensed consolidated financial statements.

F–24

Option Care, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2001

(unaudited)

(in thousands, except per share amounts)

1. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

The balance sheet at December 31, 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in Option Care's Report on Form 10-K for the year ended December 31, 2000.

Certain amounts in the period ended June 30, 2000 have been reclassified to conform to the June 30, 2001 presentation.

2. Long-Term Debt

On February 5, 1999, we entered into a $25,000 Loan and Security Agreement with Banc of America Commercial Finance Corporation. This agreement provided for borrowing up to $25,000 on revolving loans. On June 30, 2000, the agreement was amended and restated to increase the total facility to $40,000, consisting of $25,000 available on revolving loans, plus $15,000 available under term loans. The purpose of the amendment was to provide us with the available capital to acquire selected franchises and other healthcare companies upon approval by the lenders and by our board of directors. Under the revised agreement, we were able to enter into term loans from June 30, 2000 through June 30, 2001. Repayment under the term loan will be made on a four-year amortization schedule, with the first payment due July 1, 2001. The entire balance is due February 2002 and therefore is reflected in the current portion of long-term debt. We would be subject to early termination fees if the loan were terminated prior to its natural expiration.

Availability under the revolving loan portion of the facility is related to percentages of outstanding accounts receivable and inventory balances, less certain ineligible amounts, as defined in the facility. Overall borrowings allowable under the revolving credit facility are limited to the lesser of $25,000 or the total allowable collateral base.

The loan facilities require us to meet certain financial covenants including a fixed charge coverage ratio, a debt ratio, and a debt to operating cash flow ratio. We are also subject to limitations on annual capital expenditures, the ability to make acquisitions, the ability to declare cash dividends and various other matters.

Under the current facility agreement, we may elect interest rates on the revolving loan ranging from LIBOR plus 2.125%, to the bank's reference rate. Interest on the term loan ranges from LIBOR plus 3.200%, to the bank's reference rate plus 1%.

F–25

On April 13, 2001, GE Capital Commercial Finance, Inc. became the agent on our $40,000 credit facility, replacing Banc of America Commercial Finance Corporation in this role. There were no material changes to the facility agreement resulting from this transaction.

As of June 30, 2001, we had $17,101 outstanding under the revolving credit facility and $10,250 outstanding under the term loan. The average interest rates for the second quarter of 2001 on outstanding borrowings under the revolving loan were 6.9% and under the term loan were 7.8%.

3. Earnings Per Share Data

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2000	2001	2000	2001

Basic:
Net income	$1,722	$2,341	$3,331	$4,472

Average shares outstanding	11,968	12,403	11,968	12,324
Basic earnings per share	$0.14	$0.19	$0.28	$0.36
Diluted:
Net income	$1,722	$2,341	$3,331	$4,472

Average shares outstanding	11,968	12,403	11,968	12,324
Net effect of dilutive stock options —Based on the treasury stock method	465	564	466	468

Total diluted shares	12,433	12,967	12,434	12,792

Diluted earnings per share	$0.14	$0.18	$0.27	$0.35

4. Operating Segments

As of June 30, 2001, we have two identifiable operating segments: the local pharmacy division (formerly called "infusion and services") and the regional specialty pharmacy division (formerly called "specialty pharmacy"). The local pharmacy division derives revenue through our nationwide network of 129 owned and franchised locations. Revenue consists of infusion therapy and specialty pharmaceuticals provided by company-owned locations, royalties from franchised pharmacy locations, sales and support of Management by Information, Inc. software, and other sources. The regional specialty pharmacy division derives revenue primarily from the dispensing of specialty injectable pharmaceutical products to patients' homes or physicians' offices from three regional distribution centers. Inter-division sales in 2000 were recorded at cost and there was no profit or loss on inter-division sales or transfers. In 2001, no inter-division sales have been recorded. Sales from the

F–26

regional specialty pharmacy division to the local pharmacy division are being accounted for as cost of goods transfers.

	Three months ended June 30,
	2000			2001
	Local Pharmacy	Regional Specialty Pharmacy	Total	Local Pharmacy	Regional Specialty Pharmacy	Total

Net sales to external customers	$23,950	$9,200	$33,150	$37,026	$12,877	$49,903
Inter-segment net sales	—	1,885	1,885	—	—	—
Gross profit	11,713	1,183	12,896	16,045	1,302	17,347
Operating income	$2,583	$476	$3,059	$3,833	$509	$4,342
	Six months ended June 30,
	2000			2001
	Local Pharmacy	Regional Specialty Pharmacy	Total	Local Pharmacy	Regional Specialty Pharmacy	Total

Net sales to external customers	$47,880	$18,041	$65,921	$71,115	$24,693	$95,808
Inter-segment net sales	—	3,396	3,396	—	—	—
Gross profit	23,405	2,549	25,954	30,125	2,838	32,963
Operating income	4,813	1,171	5,984	6,672	1,414	8,086
Total assets	$54,335	$4,161	$58,496	$82,396	$5,584	$87,980

In the third quarter of 2000, we reclassified certain Human Growth Hormone operations from the local pharmacy division to the regional specialty pharmacy division. The revenue reclassified for the three months ended June 30, 2000 was $1,642 and the six months ended June 30, 2000 was $3,274. The reclassification increased regional specialty pharmacy division gross profit by $195 for the three months ended June 30, 2000 and $415 for the six months ended June 30, 2000. Due to the reclassification, regional specialty pharmacy operating income increased by $81 for the three months ended June 30, 2000 and $195 for the six months ended June 30, 2000. The reclassification had no impact on total division assets.

5. Significant Customer

We generate revenue from managed care contracts and other agreements with commercial third party payors. Our principal managed care contract is with Blue Cross Blue Shield of Florida which contracts with us through our regional specialty pharmacy located in Miami, Florida. Approximately 72% of the regional specialty pharmacy revenue and 23% of the total pharmacy revenue (revenue excluding royalties, sale and support of MBI software and other revenue) for the three and six months ended June 30, 2001 was related to this contract. In 1998, 1999, and 2000, approximately 22%, 25% and 27% of our total pharmacy revenue and approximately 76%, 77% and 74% of our regional specialty

F–27

pharmacy revenue was related to this contract. The contract is terminable by either party on 90 days' notice and, unless terminated, renews annually each March for an additional one-year term. At the beginning of the three months ended June 30, 2001, we agreed to price reductions under this contract.

6. Acquisitions

We acquired eight local pharmacies through five separate asset acquisitions in the second quarter of 2001. On April 6, 2001, we purchased certain assets and the ongoing home infusion operations of American Homepatient, Inc. in the St. Louis, Missouri metropolitan area. On April 10, 2001, we purchased certain assets and the continuing operations of Park Infusion Services, L.P., a home infusion provider in the St. Petersburg, Florida area. On May 25, 2001, we acquired selected assets and the ongoing infusion operations of CM Healthcare Resources, Inc. in the Chicago, Illinois area. The effective date of this acquisition was May 1, 2001. On June 12, 2001, we acquired certain assets and the ongoing home infusion service operations of IVTX, Inc., doing business as Express Scripts Infusion Services, in the following markets: Baltimore, Maryland, Newark, New Jersey, St. Louis, Missouri, Philadelphia, Pennsylvania, and Dallas and Houston, Texas. Finally, on June 29, 2001, we acquired selected assets of MedCare@Home, LLC, which operated a home infusion pharmacy business in Dallas, Texas. The aggregate purchase price for these acquisitions was $8,407 paid in cash at the closings with up to an additional $2,130 payable in cash through 2003 if certain financial targets are met. Of the total cash paid at the closings, $7,250 was paid from borrowings under our term loan facility. The remaining $1,157 was paid for with funds borrowed under our revolving line of credit. Any additional amounts to be paid out under these agreements will be recorded as additional goodwill in the period in which the amounts due become certain. In addition to the amounts paid for the new acquisitions, we also paid $75 in additional consideration for a prior acquisition.

The purchase method of accounting was used to record the new acquisitions and $2,504 of goodwill was recorded. The accompanying condensed financial statements include the results of operations of all acquired businesses from the effective date of acquisition.

Our unaudited pro forma results of operations, presented as if the acquisitions completed between January 1, 2000 and June 30, 2001 had occurred as of January 1, 2000, were as follows:

	Six Months Ended June 30,
	2000	2001

Revenue	$106,588	$121,001
Net income	4,107	4,623
Net income per diluted share	$0.33	$0.36

7. New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets (SFAS No. 141 and SFAS No. 142). Under the new rules, effective January 1, 2002, goodwill and intangible assets deemed to have indefinite lives, related to acquisitions prior to June 30, 2001, will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. In addition, goodwill and intangible assets deemed to have indefinite lives, related to acquisitions

F–28

subsequent to June 30, 2001, will not be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

If we adopted the non-amortization provisions of SFAS No. 142, effective January 1, 2001, net income for the six months ended June 30, 2001 would have been increased $312 ($0.02 per share). During 2002, we will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and we have not yet determined what the effect of these tests would be on the earnings and our financial position.

8. Subsequent Events

On July 26, 2001, we filed a Form S-3 Registration Statement with the Securities and Exchange Commission for the offer and sale by us of 3,000 shares of our common stock.

F–29

Option Care, Inc. and Subsidiaries

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 1998, 1999 and 2000

(in thousands)

Allowance for Doubtful Accounts:

Year Ended	Balance Beginning of Period	Charged to Expense	(A) Deductions	Balance End of Period

December 31, 1998	$3,753	$4,936	$(5,113)	$3,576
December 31, 1999	3,576	2,970	(2,433)	4,113
December 31, 2000	$4,113	$2,350	$(1,371)	$5,092

Allowance for Uncollectible Notes Receivable—Current and Long Term:

Year Ended	Balance Beginning of Period	Charged to Expense	(A) Deductions	Balance End of Period

December 31, 1998	$151	$—	$(122)	$29
December 31, 1999	29	329	—	358
December 31, 2000	$358	$(53)	$—	$305

(A)
Represents accounts written off in current year, less collections on prior years' write-offs.

F–30

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The estimated expenses in connection with the offering are as follows:

Securities and Exchange Commission Registration Fee	$14,240
NASD Filing Fee	$6,196
Nasdaq National Market Listing Fee	$17,500
Legal Fees and Expenses	$275,000
Blue Sky Fees and Expenses	$25,000
Accounting Fees and Expenses	$125,000
Printing Expenses	$200,000
Registrar and Transfer Agents Fees and Expenses	$10,000
Miscellaneous	$50,000

Total	$722,936

All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee are estimated.

Item 15. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Our bylaws provide for mandatory indemnification of our directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to us and our stockholders. This provision in the certificate of incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Underwriting Agreement provides for indemnification by the underwriter of directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933, as amended, under certain circumstances.

II–1

Item 16. Exhibits

1	Form of Underwriting Agreement*
4	Specimen Common Stock Certificate
5	Opinion of Greenberg Traurig, P.A.
23.1	Consent of Greenberg Traurig, P.A. (included in Exhibit 5)
23.2	Consent of Ernst & Young LLP
24	Power of Attorney (included on the signature page of this Registration Statement)

*
To be filed by amendment

Item 17. Undertakings.

    (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities and Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes that:

      1.  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      2.  For purposes of determining any liability under the Securities Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II–2

Signatures

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bannockburn, State of Illinois, on September 10, 2001.

OPTION CARE, INC.
By:	/s/ RAJAT RAI Rajat Rai President, Chief Executive Officer and Director

Power of Attorney

Each director and/or officer of the registrant whose signature appears below hereby appoints the agent for service named in this Registration Statement, and each of them severally, as his or her attorney-in-fact to sign in his or her name and behalf, in any and all capacities stated below, any and all amendments to this Registration Statement, including without limitation any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same, as fully, for all intents and purposes, as he or she could or might do in person, hereby ratifying and confirming all that said agents may lawfully do or cause to be done by virtue hereof

Pursuant to the requirements of the Securities Act, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* John N. Kapoor	Chairman of the Board	September 10, 2001
/s/ RAJAT RAI Rajat Rai	President, Chief Executive Officer and Director (Principal Executive Officer)	September 10, 2001
* Carla Pondel	Chief Financial Officer (Principal Financial and Accounting Officer)	September 10, 2001
* James G. Andress	Director	September 10, 2001
* James M. Hussey	Director	September 10, 2001
* Jerome F. Sheldon	Director	September 10, 2001
*
By Rajat Rai pursuant to a Power of Attorney granted by each director and the Chief Financial Officer.

II–3

Index to exhibits

Exhibit Number	Description

1	Form of Underwriting Agreement*
4	Specimen Common Stock Certificate
5	Opinion of Greenberg Traurig, P.A.
23.1	Consent of Greenberg Traurig, P.A. (included in Exhibit 5)
23.2	Consent of Ernst & Young LLP
24	Power of Attorney (included on the signature page of this Registration Statement)

*
To be filed by amendment